UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2019

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant’s name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT
For the three and nine month periods ended September 30, 2019

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

By:	/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
November 12, 2019

Introductory Note

In this quarterly report, references to “we,” “us,” “our” or the “RGHL Group” are to Reynolds Group Holdings Limited (“RGHL”) and its consolidated subsidiaries, unless otherwise indicated.

Certain financial information that is normally included in annual financial statements, including certain financial statement notes, is not required for interim reporting purposes and has been condensed or omitted in this quarterly report. Our annual report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2019 (the “Annual Report”) also includes certain other information about our business, including risk factors and more detailed descriptions of our businesses, which is not included in this quarterly report. This quarterly report should be read in conjunction with the Annual Report, including the consolidated financial statements and notes thereto included therein. The SEC maintains an internet site at https://www.sec.gov, from which interested persons can electronically access the Annual Report including the exhibits thereto. The Annual Report can also be found at www.reynoldsgroupholdings.com, or a copy will be provided free of charge upon written request to Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.

We have prepared this quarterly report pursuant to (i) the requirements of the indentures that govern our senior secured notes and our senior notes, excluding the Pactiv Notes (as defined below), and (ii) the credit agreement with our lenders governing our senior secured credit facilities (the “Credit Agreement”). Our outstanding notes include:

•	Notes covered by an effective registration statement filed with the SEC, comprised of:

•	the 5.750% Senior Secured Notes due 2020; and

•	the 6.875% Senior Secured Notes due 2021;

•	Notes not covered by an effective registration statement filed with the SEC, comprised of:

•	the Floating Rate Senior Secured Notes due 2021;

•	the 5.125% Senior Secured Notes due 2023;

•	the 7.000% Senior Notes due 2024; and

•	the 7.950% Debentures due 2025 and the 8.375% Debentures due 2027 (collectively, the “Pactiv Notes”).

The senior secured notes are referred to as the “Reynolds Senior Secured Notes.” The senior notes are referred to as the “Reynolds Senior Notes.” The Reynolds Senior Secured Notes and the Reynolds Senior Notes are collectively referred to as the “Reynolds Notes.”

The indentures governing these notes, as well as our Credit Agreement, are described more fully in our Annual Report. Additionally, refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for more information.

Non-GAAP Financial Measures

In this quarterly report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, related party management fees, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs, strategic review costs and equity method profit not distributed in cash. These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), generally accepted accounting principles in the United States of America (“U.S. GAAP”), or other generally accepted accounting principles, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period or operating cash flows determined in accordance with IFRS, nor should they be considered as substitutes for the information contained in our financial statements prepared in accordance with IFRS included in this quarterly report. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. For additional information regarding the non-GAAP financial measures used by management, refer to note 4 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Forward-Looking Statements

This quarterly report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” “might,” “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•	risks related to future costs of raw materials, energy and freight, including the impact of tariffs, trade sanctions and similar matters affecting our importation of certain raw materials;

•	risks related to economic downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of any of our key manufacturing facilities;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, loss of a significant customer, competition and pricing pressure;

•	risks related to any potential supply of faulty or contaminated products;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to pension plans sponsored by us and others in our control group;

•	risks related to strategic transactions, including completed and future acquisitions or dispositions;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to information security, including a cybersecurity breach or a failure of one or more of our information technology systems, networks, processes or service providers;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and

•	risks related to increases in interest rates which would increase the cost of servicing our variable rate debt instruments.

The risks described above and the risks disclosed in or referred to in “Part II - Other Information — Item 1A. Risk Factors” in this quarterly report and in “Part I — Item 3. Key Information — Risk Factors” of our Annual Report are not exhaustive. Other sections of this quarterly report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this quarterly report.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.

Refer to the attached F pages of this quarterly report for our interim unaudited condensed consolidated financial statements and notes thereto for the three and nine month periods ended September 30, 2019 and September 30, 2018.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. We are a leading global manufacturer and supplier of consumer food, beverage and foodservice packaging products. We are one of the largest consumer food, beverage and foodservice packaging companies in the United States, as measured by revenue, with leading market positions in many of our product lines based on management’s analysis of industry data. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies, and small local businesses. We primarily serve the consumer, food, beverage and foodservice market segments. We operate through four segments: Reynolds Consumer Products, Pactiv Foodservice, Graham Packaging and Evergreen.

In addition to our four segments, our Other/Unallocated category includes operations which do not meet the quantitative threshold for reportable segments. It also includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment, as well as eliminations of transactions between segments.

Our Segments

Reynolds Consumer Products

Reynolds Consumer Products is a leading manufacturer of branded and store branded consumer products such as aluminum foil, wraps, trash bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands such as Reynolds® and Hefty®, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America. Substantially all revenue for Reynolds Consumer Products comes from the U.S. and Canada.

Pactiv Foodservice

Pactiv Foodservice is a leading manufacturer of various foodservice and food packaging products serving the foodservice industry, which includes food processors, restaurants and supermarkets. Pactiv Foodservice offers a comprehensive range of products including tableware items, clear plastic containers, foam containers, paperboard containers, aluminum containers, microwaveable containers, clear rigid-display packaging, molded fiber and plastic egg cartons, foam and rigid trays, absorbent tray pads and plastic film. Pactiv Foodservice has a large customer base and operates primarily in North America.

Graham Packaging

Graham Packaging is a leading designer and manufacturer of value-added, custom blow-molded plastic containers for branded consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America.

Evergreen

Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk markets. Fresh carton packaging, most predominant in North America, is primarily used for beverages that require a cold-chain distribution system. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America.

Strategic Reviews and Discontinued Operations

Closures

Closures manufactures plastic and aluminum beverage caps, closures and high speed rotary capping equipment. In our 2018 annual report, we announced that we had commenced a strategic review of our Closures business. As a result of the status of the strategic review process, the North American and Japanese closures businesses were classified as held for sale as of September 30, 2019 and the results presented as discontinued operations for the three and nine month periods ended September 30, 2019 and 2018.

On October 11, 2019, we entered into an agreement pursuant to which we will sell our North American and Japanese closures businesses, to an affiliate of Cerberus Capital Management, L.P. The purchase price is $615 million, subject to certain adjustments based upon closing date cash, indebtedness and working capital. These operations represent substantially all of our Closures segment.

We will retain and continue to operate our remaining closures businesses in Europe, the Middle East, Egypt (collectively, “EMEA”) and South America.

The results and financial position for all periods of our remaining closures businesses have been presented within the Other/Unallocated category, as they do not meet the quantitative threshold for a reportable segment. For additional information, refer to notes 2.2 and 7 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Reynolds Consumer Products

We are currently undertaking a strategic review of our Reynolds Consumer Products business. This review may result in an initial public offering of common stock or a sale of that business, though no decision has been made at this time.

Key Factors Influencing Our Financial Condition and Results of Operations

The following discussion should be read in conjunction with “Key Factors Influencing Our Financial Condition and Results of Operations” in “Part I — Item 5. Operating and Financial Review and Prospects” of our Annual Report, which discusses further key factors influencing our financial condition and results of operations.

Substantial Leverage

The four segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings, including recurring interest costs and transaction-related debt commitment fees. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of September 30, 2019, our total indebtedness of $11,032 million was comprised of the outstanding principal amounts of our borrowings. As reflected in our consolidated statement of financial position, we had total borrowings of $10,985 million, consisting of total indebtedness net of unamortized transaction costs, original issue discounts and embedded derivatives. For more information regarding our external borrowings, refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Raw Materials and Energy Prices

Our results of operations, and the gross margins corresponding to each of our segments, are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are plastic resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, paperboard, aluminum

•	Graham Packaging — resin

•	Evergreen — fiber, resin

Historical index prices of resin, aluminum and paperboard for the past two years are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: IHS Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.

Source: Platts Metals Weekly

Aluminum prices can fluctuate significantly as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions.

Source: RISI, Inc.

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations.

Results of Operations

The following discussion should be read in conjunction with the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results of operations are presented in the discussions of the operating segments, which follow the RGHL Group results discussion.

Three month period ended September 30, 2019 compared to the three month period ended September 30, 2018

RGHL Group

	For the three month period ended September 30,
(In $ million, except for %)	2019	% of revenue	2018(2)	% of revenue	Change	% change
Revenue	2,408	100%	2,536	100%	(128)	(5)%
Cost of sales	(1,924)	(80)%	(2,019)	(80)%	95	5%
Gross profit	484	20%	517	20%	(33)	(6)%
Selling, marketing and distribution expenses/General and administration expenses	(257)	(11)%	(217)	(9)%	(40)	(18)%
Net other income (expenses)	(98)	(4)%	(12)	—%	(86)	NM
Profit from operating activities	129	5%	288	11%	(159)	(55)%
Financial income	98	4%	132	5%	(34)	(26)%
Financial expenses	(163)	(7)%	(156)	(6)%	(7)	(4)%
Net financial income (expenses)	(65)	(3)%	(24)	(1)%	(41)	NM
Profit (loss) from continuing operations before income tax	64	3%	264	10%	(200)	(76)%
Income tax (expense) benefit	7	—%	(82)	(3)%	89	NM
Profit (loss) from continuing operations	71	3%	182	7%	(111)	(61)%
Profit (loss) from discontinued operations, net of income tax	(31)	NM	17	NM	(48)	NM
Profit (loss) for the period	40	NM	199	NM	(159)	(80)%
Depreciation and amortization from continuing operations	174	7%	145	6%	(29)	(20)%
RGHL Group Adjusted EBITDA(1) from continuing operations	455	19%	473	19%	(18)	(4)%
RGHL Group Adjusted EBITDA from discontinued operations	31	NM	26	NM	5	19%
Total Adjusted EBITDA	486	NM	499	NM	(13)	(3)%

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to this financial measure.

(2)
The information presented has been revised to reflect the North American and Japanese closures businesses as discontinued operations. Refer to notes 2.2 and 7 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue decreased by $128 million, or 5%.The decrease was primarily due to lower sales volume, lower pricing and the impact of business divestitures.

Cost of Sales. Cost of sales decreased by $95 million, or 5%. The decrease was primarily due to lower raw material costs, lower sales volume and the impact of business divestitures, partially offset by higher manufacturing costs. The adoption of the new lease accounting standard, IFRS 16 “Leases,” resulted in a portion of operating lease expense now being classified as depreciation expense (refer to note 2 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report).

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $40 million, or 18%. The increase was primarily due to higher employee-related costs, as well as higher strategic review costs of $19 million, which has been included in the RGHL Group’s Adjusted EBITDA calculation.

Net Other. Net other expenses increased by $86 million to $98 million. The increase was primarily due to higher asset impairment charges, which included $67 million at the remaining EMEA and South American closures businesses as a result of dissynergies associated with the pending sale of the North American and Japanese closures businesses, as well as an unfavorable change in gains and losses on sale of businesses. These items have been included in the RGHL Group’s Adjusted EBITDA calculation.

Net Financial Income (Expenses). Net financial expenses increased by $41 million to $65 million. The increase was primarily due to an unfavorable change of $74 million in the fair value of derivatives, partially offset by a $36 million favorable foreign currency impact. For more information regarding financial income (expenses), refer to note 8 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Income Tax. We recognized income tax benefit of $7 million on income before income tax of $64 million (an effective tax rate of (11)%) in the three month period ended September 30, 2019 as compared to income tax expense of $82 million on income before income tax of $264 million (an effective tax rate of 31%) for the three month period ended September 30, 2018. Factors that have contributed to the effective tax rate include (i) a tax benefit for refunds associated with foreign tax credits, (ii) no tax benefit for certain impairment charges and (iii) the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates. For further information, including a reconciliation of income tax expense, refer to note 9 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Profit (Loss) from Discontinued Operations, Net of Income Tax. Profit (loss) from discontinued operations, net of income tax, which represents the results of the North American and Japanese closures businesses, changed by $48 million, resulting in loss from discontinued operations of $31 million. The change was primarily due to a $33 million goodwill impairment charge, higher strategic review costs and lower pricing primarily due to lower costs passed through to customers, partially offset by lower raw material costs. For more information regarding discontinued operations, refer to notes 2.2 and 7 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Depreciation and Amortization. Depreciation and amortization increased by $29 million. The increase was primarily due to the impact of the new lease accounting standard.

Impact of IFRS 16. The adoption of the new lease accounting standard, IFRS 16, has resulted in a portion of operating lease expense being classified as depreciation and interest expense. Under the transition method chosen by the RGHL Group, the comparative information has not been restated. For further information, refer to note 2 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. The following table sets out the benefit to Adjusted EBITDA by segment for the three month period ended September 30, 2019:

(In $ million)	For the three month period ended September 30, 2019
Reynolds Consumer Products	4
Pactiv Foodservice	9
Graham Packaging	8
Evergreen	2
Other/Unallocated	2
Total impact of IFRS 16 on RGHL Group Adjusted EBITDA from continuing operations	25
Total impact of IFRS 16 on RGHL Group Adjusted EBITDA from discontinued operations	1
Total impact of IFRS 16 on RGHL Group Adjusted EBITDA	26

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the three month period ended September 30,
(In $ million)	2019	2018(2)
Profit from operating activities	129	288
Depreciation and amortization from continuing operations	174	145
RGHL Group EBITDA(1) from continuing operations	303	433
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	77	6
(Gain) loss on sale of businesses and non-current assets	18	1
Non-cash pension expense	19	15
Operational process engineering-related consultancy costs	6	3
Related party management fee	7	7
Restructuring costs, net of reversals	5	5
Strategic review costs	19	—
Other	1	3
RGHL Group Adjusted EBITDA from continuing operations	455	473

Segment detail of Adjusted EBITDA:
Reynolds Consumer Products	164	163
Pactiv Foodservice	158	162
Graham Packaging	92	92
Evergreen	47	63
Other/Unallocated	(6)	(7)
RGHL Group Adjusted EBITDA from continuing operations	455	473
RGHL Group Adjusted EBITDA from discontinued operations	31	26
Total Adjusted EBITDA	486	499
(1) Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to these financial measures.

(2)
The information presented has been revised to reflect the North American and Japanese closures businesses as discontinued operations. Refer to notes 2.2 and 7 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Reynolds Consumer Products Segment

	For the three month period ended September 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	699	95%	731	94%	(32)	(4)%
Inter-segment revenue	38	5%	44	6%	(6)	(14)%
Total segment revenue	737	100%	775	100%	(38)	(5)%
Cost of sales	(525)	(71)%	(567)	(73)%	42	7%
Gross profit	212	29%	208	27%	4	2%
Selling, marketing and distribution expenses/ General and administration expenses	(74)	(10)%	(67)	(9)%	(7)	(10)%
Net other income (expenses)	1	—%	—	—%	1	NM
Profit from operating activities	139	19%	141	18%	(2)	(1)%
Reynolds Consumer Products segment Adjusted EBITDA	164	22%	163	21%	1	1%

Revenue. Total segment revenue decreased by $38 million, or 5%. The decrease was primarily due to lower pricing, mainly due to higher trade spend, and decreased sales volume.

Cost of Sales. Cost of sales decreased by $42 million, or 7%. The decrease was primarily due to lower raw material costs and decreased sales volume, partially offset by higher manufacturing costs. For the three month periods ended September 30, 2019 and September 30, 2018, raw material costs accounted for 60% and 64% of Reynolds Consumer Products’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $7 million, or 10%, primarily due to higher employee-related costs.

Net Other. Net other income increased to $1 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the three month period ended September 30,
(In $ million)	2019	2018
Profit from operating activities	139	141
Depreciation and amortization	23	20
EBITDA	162	161
Included in Reynolds Consumer Products segment EBITDA:
Other	2	2
Reynolds Consumer Products segment Adjusted EBITDA	164	163

Pactiv Foodservice Segment

	For the three month period ended September 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	824	87%	837	86%	(13)	(2)%
Inter-segment revenue	119	13%	134	14%	(15)	(11)%
Total segment revenue	943	100%	971	100%	(28)	(3)%
Cost of sales	(782)	(83)%	(798)	(82)%	16	2%
Gross profit	161	17%	173	18%	(12)	(7)%
Selling, marketing and distribution expenses/ General and administration expenses	(68)	(7)%	(60)	(6)%	(8)	(13)%
Net other income (expenses)	(2)	—%	(1)	—%	(1)	(100)%
Profit from operating activities	91	10%	112	12%	(21)	(19)%
Pactiv Foodservice segment Adjusted EBITDA	158	17%	162	17%	(4)	(2)%

Revenue. Total segment revenue decreased by $28 million, or 3%. The decrease was primarily due to lower pricing primarily due to lower costs passed through to customers, lower inter-segment revenues and the impact of business divestitures, partially offset by higher sales volume with external customers.

Cost of Sales. Cost of sales decreased by $16 million, or 2%. The decrease was primarily due to lower raw material costs and the impact of business divestitures, partially offset by higher volume and higher manufacturing and logistics costs. For the three month periods ended September 30, 2019 and September 30, 2018, raw material costs accounted for 55% and 62% of Pactiv Foodservice’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $8 million, or 13%. The increase was primarily due to higher employee-related costs.

Net Other. Net other expenses increased by $1 million to $2 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the three month period ended September 30,
(In $ million)	2019	2018
Profit from operating activities	91	112
Depreciation and amortization	62	47
EBITDA	153	159
Included in Pactiv Foodservice segment EBITDA:
Operational process engineering-related consultancy costs	4	3
Other	1	—
Pactiv Foodservice segment Adjusted EBITDA	158	162

Graham Packaging Segment

	For the three month period ended September 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	475	100%	532	100%	(57)	(11)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	475	100%	532	100%	(57)	(11)%
Cost of sales	(411)	(87)%	(461)	(87)%	50	11%
Gross profit	64	13%	71	13%	(7)	(10)%
Selling, marketing and distribution expenses/General and administration expenses	(45)	(9)%	(43)	(8)%	(2)	(5)%
Net other income (expenses)	(13)	(3)%	(5)	(1)%	(8)	NM
Profit from operating activities	6	1%	23	4%	(17)	(74)%
Graham Packaging segment Adjusted EBITDA	92	19%	92	17%	—	—%

Revenue. Total segment revenue decreased by $57 million, or 11%. The decrease was primarily due to lower sales volume and lower pricing primarily due to lower costs passed through to customers.

Cost of Sales. Cost of sales decreased by $50 million, or 11%. The decrease was primarily due to lower raw material costs and lower sales volume. For the three month periods ended September 30, 2019 and September 30, 2018, raw material costs accounted for 50% and 53% of Graham Packaging’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $2 million, or 5%.

Net Other. Net other expenses increased by $8 million to $13 million. The increase was primarily due to a net loss on sale of businesses and non-current assets in the current year and higher asset impairment charges related to plant rationalizations. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the three month period ended September 30,
(In $ million)	2019	2018
Profit from operating activities	6	23
Depreciation and amortization	69	61
EBITDA	75	84
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	9	5
(Gain) loss on sale of businesses and non-current assets	5	—
Other	3	3
Graham Packaging segment Adjusted EBITDA	92	92

Evergreen Segment

	For the three month period ended September 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	372	93%	382	93%	(10)	(3)%
Inter-segment revenue	29	7%	27	7%	2	7%
Total segment revenue	401	100%	409	100%	(8)	(2)%
Cost of sales	(358)	(89)%	(347)	(85)%	(11)	(3)%
Gross profit	43	11%	62	15%	(19)	(31)%
Selling, marketing and distribution expenses/ General and administration expenses	(19)	(5)%	(15)	(4)%	(4)	(27)%
Net other income (expenses)	1	—%	—	—%	1	NM
Profit from operating activities	25	6%	47	11%	(22)	(47)%
Evergreen segment Adjusted EBITDA	47	12%	63	15%	(16)	(25)%

Revenue. Total segment revenue decreased by $8 million, or 2%. The decrease was primarily due to lower sales volume, partially offset by higher pricing.

Cost of Sales. Cost of sales increased by $11 million, or 3%. The increase was primarily due to higher manufacturing costs and higher raw material costs, primarily fiber, partially offset by lower sales volume. For the three month periods ended September 30, 2019 and September 30, 2018, raw material costs accounted for 38% and 39% of Evergreen’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $4 million, or 27%, primarily due to higher employee-related costs.

Net Other. Net other income increased to $1 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the three month period ended September 30,
(In $ million)	2019	2018
Profit from operating activities	25	47
Depreciation and amortization	18	15
EBITDA	43	62
Included in Evergreen segment EBITDA:
Other	4	1
Evergreen segment Adjusted EBITDA	47	63

Other/Unallocated

	For the three month period ended September 30,
(In $ million, except for %)	2019	2018(1)	Change	% change
External revenue	38	54	(16)	(30)%
Inter-segment revenue/eliminations	(186)	(205)	19	9%
Total revenue	(148)	(151)	3	2%
Cost of sales	152	154	(2)	(1)%
Gross profit	4	3	1	33%
Selling, marketing and distribution expenses/General and administration expenses	(51)	(32)	(19)	(59)%
Net other income (expenses)	(85)	(6)	(79)	NM
Loss from operating activities	(132)	(35)	(97)	NM
Other/Unallocated Adjusted EBITDA	(6)	(7)	1	14%

(1)
The information presented has been revised to include the results of our remaining closures businesses. Refer to note 2.2 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. External revenue decreased by $16 million, or 30%. The decrease was primarily due to the impact of business divestitures and lower sales volume.

Cost of Sales. Cost of sales decreased by $2 million, or 1%.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $19 million, or 59%. The increase was primarily due to $18 million of higher strategic review costs. This item has been included in the Adjusted EBITDA calculation.

Net Other. Net other expenses increased by $79 million to $85 million. The increase was primarily due to higher asset impairment charges of $67 million at the remaining closures businesses as a result of dis-synergies associated with the pending sale of the North American and Japanese closures businesses and an unfavorable change in gains and losses on sale of businesses and non-current assets. These items have been included in the Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Other/Unallocated is as follows:

	For the three month period ended September 30,
(In $ million)	2019	2018(1)
Loss from operating activities	(132)	(35)
Depreciation and amortization	2	2
EBITDA	(130)	(33)
Included in Other/Unallocated EBITDA:
Asset impairment charges, net of reversals	67	—
(Gain) loss on sale of businesses and non-current assets	13	1
Non-cash pension expense	19	15
Related party management fee	7	7
Strategic review costs	18	—
Other	—	3
Other/Unallocated Adjusted EBITDA	(6)	(7)

(1)
The information presented has been revised to include the results of our remaining closures businesses. Refer to note 2.2 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Results of Operations

Nine month period ended September 30, 2019 compared to the nine month period ended September 30, 2018

RGHL Group

	For the nine month period ended September 30,
(In $ million, except for %)	2019	% of revenue	2018(2)	% of revenue	Change	% change
Revenue	7,243	100%	7,464	100%	(221)	(3)%
Cost of sales	(5,793)	(80)%	(6,010)	(81)%	217	4%
Gross profit	1,450	20%	1,454	19%	(4)	—%
Selling, marketing and distribution expenses/General and administration expenses	(764)	(11)%	(683)	(9)%	(81)	(12)%
Net other income (expenses)	(122)	(2)%	(39)	(1)%	(83)	NM
Profit from operating activities	564	8%	732	10%	(168)	(23)%
Financial income	185	3%	37	—%	148	NM
Financial expenses	(491)	(7)%	(489)	(7)%	(2)	—%
Net financial income (expenses)	(306)	(4)%	(452)	(6)%	146	32%
Profit (loss) from continuing operations before income tax	258	4%	280	4%	(22)	(8)%
Income tax (expense) benefit	(71)	(1)%	(78)	(1)%	7	9%
Profit (loss) from continuing operations	187	3%	202	3%	(15)	(7)%
Profit (loss) from discontinued operations, net of income tax	(2)	NM	29	NM	(31)	NM
Profit (loss) for the period	185	NM	231	NM	(46)	(20)%
Depreciation and amortization from continuing operations	514	7%	457	6%	(57)	(12)%
RGHL Group Adjusted EBITDA(1) from continuing operations	1,325	18%	1,295	17%	30	2%
RGHL Group Adjusted EBITDA from discontinued operations	87	NM	81	NM	6	7%
Total Adjusted EBITDA	1,412	NM	1,376	NM	36	3%

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to this financial measure.

(2)
The information presented has been revised to reflect the North American and Japanese closures businesses as discontinued operations. Refer to notes 2.2 and 7 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue decreased by $221 million, or 3%. The decrease was primarily due to lower sales volume, the impact of business divestitures and an unfavorable foreign currency impact, partially offset by higher pricing.

Cost of Sales. Cost of sales decreased by $217 million, or 4%. The decrease was primarily due to lower raw material costs, lower sales volume and the impact of business divestitures, partially offset by higher manufacturing costs. The adoption of the new lease accounting standard, IFRS 16 “Leases,” resulted in a portion of operating lease expense now being classified as depreciation expense (refer to note 2 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report).

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $81 million, or 12%. The increase was primarily due to higher employee-related costs, including $14 million of additional pension expense associated with the Pactiv Retirement Plan, as well as $20 million of higher strategic review costs. The expense associated with the Pactiv Retirement plan and the strategic review costs have been included in the RGHL Group’s Adjusted EBITDA calculation.

Net Other. Net other expenses increased by $83 million to $122 million. The increase was primarily due to higher asset impairment charges, which included $67 million at the remaining EMEA and South American closures businesses as a result of dis-synergies associated with the pending sale of the North American and Japanese closures businesses and a $37 million unfavorable change in gains (losses) on the sale of businesses and non-current assets, partially offset by a favorable change in unrealized gains and losses on derivatives. These items have been included in the RGHL Group’s Adjusted EBITDA calculation.

Net Financial Income (Expenses). Net financial expenses decreased by $146 million to $306 million. The decrease was primarily due to a favorable change of $146 million in the fair value of derivatives and a $20 million favorable foreign currency impact, partially offset by a $30 million increase in interest expense. For more information regarding financial income (expenses) and borrowings, refer to notes 8 and 12, respectively, of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Income Tax. We recognized income tax expense of $71 million on income before income tax of $258 million (an effective tax rate of 28%) in the nine month period ended September 30, 2019 as compared to income tax expense of $78 million on income before income tax of $280 million (an effective tax rate of 28%) for the nine month period ended September 30, 2018. Factors that have contributed to the effective tax rate include (i) a tax benefit for refunds associated with foreign tax credits, (ii) no tax benefit for certain impairment charges and (iii) the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates. For further information, including a reconciliation of income tax expense, refer to note 9 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Profit (Loss) from Discontinued Operations, Net of Income Tax. Profit (loss) from discontinued operations, net of income tax, which represents the results of the North American and Japanese closures businesses, changed by $31 million, resulting in loss from discontinued operations of $2 million. The change was primarily due to a $33 million goodwill impairment charge, higher strategic review costs and lower pricing primarily due to lower costs passed through to customers, partially offset by lower raw material costs. For more information regarding discontinued operations, refer to notes 2.2 and 7 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Depreciation and Amortization. Depreciation and amortization increased by $57 million. The increase was primarily due to the impact of the new lease accounting standard.

Impact of IFRS 16. The adoption of the new lease accounting standard, IFRS 16, has resulted in a portion of operating lease expense being classified as depreciation and interest expense. Under the transition method chosen by the RGHL Group, the comparative information has not been restated. For further information, refer to note 2 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. The following table sets out the benefit to Adjusted EBITDA by segment for the nine month period ended September 30, 2019:

(In $ million)	For the nine month period ended September 30, 2019
Reynolds Consumer Products	10
Pactiv Foodservice	28
Graham Packaging	24
Evergreen	6
Other/Unallocated	3
Total impact of IFRS 16 on RGHL Group Adjusted EBITDA from continuing operations	71
Total impact of IFRS 16 on RGHL Group Adjusted EBITDA from discontinued operations	4
Total impact of IFRS 16 on RGHL Group Adjusted EBITDA	75

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the nine month period ended September 30,
(In $ million)	2019	2018(2)
Profit from operating activities	564	732
Depreciation and amortization from continuing operations	514	457
RGHL Group EBITDA(1) from continuing operations	1,078	1,189
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	94	20
(Gain) loss on sale of businesses and non-current assets	32	(5)
Non-cash pension expense	56	42
Operational process engineering-related consultancy costs	19	10
Related party management fee	19	19
Restructuring costs, net of reversals	13	11
Strategic review costs	20	—
Unrealized (gain) loss on derivatives	(15)	7
Other	9	2
RGHL Group Adjusted EBITDA from continuing operations	1,325	1,295

Segment detail of Adjusted EBITDA:
Reynolds Consumer Products	458	427
Pactiv Foodservice	466	438
Graham Packaging	282	284
Evergreen	147	167
Other/Unallocated	(28)	(21)
RGHL Group Adjusted EBITDA from continuing operations	1,325	1,295
RGHL Group Adjusted EBITDA from discontinued operations	87	81
Total Adjusted EBITDA	1,412	1,376

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to these financial measures.

(2)
The information presented has been revised to reflect the North American and Japanese closures businesses as discontinued operations. Refer to notes 2.2 and 7 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Reynolds Consumer Products Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	2,081	95%	2,110	94%	(29)	(1)%
Inter-segment revenue	117	5%	126	6%	(9)	(7)%
Total segment revenue	2,198	100%	2,236	100%	(38)	(2)%
Cost of sales	(1,593)	(72)%	(1,666)	(75)%	73	4%
Gross profit	605	28%	570	25%	35	6%
Selling, marketing and distribution expenses/ General and administration expenses	(220)	(10)%	(209)	(9)%	(11)	(5)%
Net other income (expenses)	10	—%	(6)	—%	16	NM
Profit from operating activities	395	18%	355	16%	40	11%
Reynolds Consumer Products segment Adjusted EBITDA	458	21%	427	19%	31	7%

Revenue. Total segment revenue decreased by $38 million, or 2%. The decrease was primarily due to lower sales volume, partially offset by higher pricing.

Cost of Sales. Cost of sales decreased by $73 million, or 4%. The decrease was primarily due to lower raw material costs and lower sales volume, partially offset by increased manufacturing costs. For the nine month periods ended September 30, 2019 and September 30, 2018, raw material costs accounted for 61% and 64% of Reynolds Consumer Products’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $11 million, or 5%, primarily due to higher employee-related costs.

Net Other. Net other changed by $16 million, resulting in net other income of $10 million. The change was primarily due to a favorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2019	2018
Profit from operating activities	395	355
Depreciation and amortization	69	63
EBITDA	464	418
Included in Reynolds Consumer Products segment EBITDA:
Unrealized (gain) loss on derivatives	(9)	8
Other	3	1
Reynolds Consumer Products segment Adjusted EBITDA	458	427

Pactiv Foodservice Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	2,460	87%	2,445	86%	15	1%
Inter-segment revenue	353	13%	398	14%	(45)	(11)%
Total segment revenue	2,813	100%	2,843	100%	(30)	(1)%
Cost of sales	(2,328)	(83)%	(2,370)	(83)%	42	2%
Gross profit	485	17%	473	17%	12	3%
Selling, marketing and distribution expenses/ General and administration expenses	(216)	(8)%	(198)	(7)%	(18)	(9)%
Net other income (expenses)	(20)	(1)%	(30)	(1)%	10	33%
Profit from operating activities	249	9%	245	9%	4	2%
Pactiv Foodservice segment Adjusted EBITDA	466	17%	438	15%	28	6%

Revenue. Total segment revenue decreased by $30 million, or 1%. The decrease was primarily due to lower inter-segment revenue, the impact of business divestitures and an unfavorable impact from foreign currencies, partially offset by higher sales volume with external customers and higher pricing as a result of increased costs passed through to customers.

Cost of Sales. Cost of sales decreased by $42 million, or 2%. The decrease was primarily due to lower raw material costs, partially offset by higher manufacturing and logistics costs. For the nine month periods ended September 30, 2019 and September 30, 2018, raw material costs accounted for 56% and 59% of Pactiv Foodservice’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $18 million, or 9%. The increase was primarily due to higher employee-related costs, as well as higher operational process engineering-related consultancy costs, which has been included in the segment’s Adjusted EBITDA calculation.

Net Other. Net other expenses decreased by $10 million to $20 million. The decrease was primarily due to a favorable change in unrealized gains and losses on derivatives and lower asset impairment charges. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2019	2018
Profit from operating activities	249	245
Depreciation and amortization	179	152
EBITDA	428	397
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	2	6
(Gain) loss on sale of businesses and non-current assets	22	23
Operational process engineering-related consultancy costs	17	10
Unrealized (gain) loss on derivatives	(7)	—
Other	4	2
Pactiv Foodservice segment Adjusted EBITDA	466	438

Graham Packaging Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	1,487	100%	1,610	100%	(123)	(8)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	1,487	100%	1,610	100%	(123)	(8)%
Cost of sales	(1,283)	(86)%	(1,389)	(86)%	106	8%
Gross profit	204	14%	221	14%	(17)	(8)%
Selling, marketing and distribution expenses/General and administration expenses	(136)	(9)%	(132)	(8)%	(4)	(3)%
Net other income (expenses)	(24)	(2)%	(13)	(1)%	(11)	(85)%
Profit from operating activities	44	3%	76	5%	(32)	(42)%
Graham Packaging segment Adjusted EBITDA	282	19%	284	18%	(2)	(1)%

Revenue. Total segment revenue decreased by $123 million, or 8%. The decrease was primarily due to lower sales volume, lower pricing, an unfavorable foreign currency impact and the impact of business divestitures.

Cost of Sales. Cost of sales decreased by $106 million, or 8%. The decrease was primarily due to lower sales volume, lower raw material costs, the impact of business divestitures and a favorable foreign currency impact, partially offset by higher manufacturing costs. For the nine month periods ended September 30, 2019 and September 30, 2018, raw material costs accounted for 51% and 53% of Graham Packaging’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $4 million, or 3%.

Net Other. Net other expenses increased by $11 million to $24 million. The increase was primarily due to higher asset impairment charges related to plant rationalizations, partially offset by a favorable change in gains and losses on sale of businesses and non-current assets. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2019	2018
Profit from operating activities	44	76
Depreciation and amortization	204	189
EBITDA	248	265
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	25	10
(Gain) loss on sale of businesses and non-current assets	—	3
Restructuring costs, net of reversals	9	6
Graham Packaging segment Adjusted EBITDA	282	284

Evergreen Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	1,094	92%	1,125	94%	(31)	(3)%
Inter-segment revenue	94	8%	75	6%	19	25%
Total segment revenue	1,188	100%	1,200	100%	(12)	(1)%
Cost of sales	(1,041)	(88)%	(1,027)	(86)%	(14)	(1)%
Gross profit	147	12%	173	14%	(26)	(15)%
Selling, marketing and distribution expenses/ General and administration expenses	(64)	(5)%	(52)	(4)%	(12)	(23)%
Net other income (expenses)	3	—%	4	—%	(1)	(25)%
Profit from operating activities	86	7%	125	10%	(39)	(31)%
Evergreen segment Adjusted EBITDA	147	12%	167	14%	(20)	(12)%

Revenue. Total segment revenue decreased by $12 million, or 1%. The decrease was primarily due to lower sales volume, partially offset by higher pricing.

Cost of Sales. Cost of sales increased by $14 million, or 1%. The increase was primarily due to higher manufacturing and raw material costs, primarily fiber, partially offset by lower sales volume. For the nine month periods ended September 30, 2019 and September 30, 2018, raw material costs accounted for 41% and 40% of Evergreen’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $12 million, or 23%, primarily due to higher employee-related costs.

Net Other. Net other income decreased by $1 million to $3 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2019	2018
Profit from operating activities	86	125
Depreciation and amortization	54	45
EBITDA	140	170
Included in Evergreen segment EBITDA:
Non-cash change in multi-employer pension plan withdrawal liability	6	(2)
Other	1	(1)
Evergreen segment Adjusted EBITDA	147	167

Other/Unallocated

	For the nine month period ended September 30,
(In $ million, except for %)	2019	2018(1)	Change	% change
External revenue	121	174	(53)	(30)%
Inter-segment revenue/eliminations	(564)	(599)	35	6%
Total revenue	(443)	(425)	(18)	(4)%
Cost of sales	452	442	10	2%
Gross profit	9	17	(8)	NM
Selling, marketing and distribution expenses/General and administration expenses	(128)	(92)	(36)	(39)%
Net other income (expenses)	(91)	6	(97)	NM
Loss from operating activities	(210)	(69)	(141)	NM
Other/Unallocated Adjusted EBITDA	(28)	(21)	(7)	(33)%

(1)
The information presented has been revised to include the results of our remaining closures businesses. Refer to note 2.2 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. External revenue decreased by $53 million, or 30%. The decrease was primarily due to the impact of business divestitures and lower sales volume.

Cost of Sales. Cost of sales decreased by $10 million, or 2%.The decrease was primarily due to the impact of business divestitures and lower sales volume.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $36 million, or 39%. The increase was primarily due to $19 million of higher strategic review costs and higher pension expense. These items have been included in the Adjusted EBITDA calculation.

Net Other. Net other expenses changed by $97 million to $91 million. The change was primarily due to higher asset impairment charges of $63 million at the remaining closures businesses primarily as a result of dis-synergies associated with the pending sale of the North American and Japanese closures businesses and a $41 million unfavorable change in gains and losses on sale of businesses and non-current assets. These items have been included in the Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Other/Unallocated is as follows:

	For the nine month period ended September 30,
(In $ million)	2019	2018(1)
Loss from operating activities	(210)	(69)
Depreciation and amortization	8	8
EBITDA	(202)	(61)
Included in Other/Unallocated EBITDA:
Asset impairment charges, net of reversals	67	4
(Gain) loss on sale of businesses and non-current assets	10	(31)
Non-cash pension expense	56	42
Related party management fee	19	19
Strategic review costs	19	—
Other	3	6
Other/Unallocated Adjusted EBITDA	(28)	(21)

(1)
The information presented has been revised to include the results of our remaining closures businesses in EMEA and South America. Refer to note 2.2 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Differences Between the RGHL Group and the BP I Group Results of Operations

The indentures governing certain of our outstanding notes also require us to provide certain information for Beverage Packaging Holdings I Limited and its consolidated subsidiaries (the "BP I Group"). The information presented in the RGHL Group interim unaudited condensed consolidated financial statements is substantially equivalent to the information that would be presented in the BP I Group financial statements. Accordingly, separate BP I Group financial statements are not included in this quarterly report. RGHL is a holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group interim unaudited condensed consolidated financial statements and the revenue and gross profit amounts that would be included in the BP I Group financial statements. The differences in the profit (loss) from continuing operations before income tax are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the BP I Group that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL, management fee expense recognized by RGHL and incidental RGHL corporate expenses, as applicable in a given period.

Differences between the RGHL Group statement of financial position and the financial position of the BP I Group are primarily attributable to the related party receivables and borrowings of RGHL and balances between RGHL and the BP I Group.

Differences between the RGHL Group statement of cash flows and the cash flows of the BP I Group primarily relate to the management fee, loans with RGHL and transactions associated with share capital.

Liquidity and Capital Resources

Historical Cash Flows

The following table discloses the RGHL Group’s cash flows for the periods presented:

	For the nine month period ended September 30,
(In $ million)	2019	2018
Net cash flows from (used in) operating activities	612	547
Net cash flows from (used in) investing activities	(436)	(295)
Net cash flows from (used in) financing activities	(86)	(347)
Net increase (decrease) in cash and cash equivalents	90	(95)

Cash Flows from (used in) Operating Activities

Cash provided by operating activities was $612 million compared to cash provided by operating activities of $547 million in the prior year period. The difference in changes in provisions and employee benefits resulted in a favorable cash flow impact of $106 million and there was a favorable decrease of $31 million in cash tax payments. Additionally, $58 million of lease payments are now being classified as financing activities as a result of the new lease accounting standard (refer to note 2 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report). These were partially offset by lower earnings.

Cash Flows from (used in) Investing Activities

Cash used in investing activities was $436 million compared to cash used in investing activities of $295 million in the prior year period. The prior year period included $118 million of net cash proceeds received from business divestitures. The current year period includes an increase of $41 million in capital expenditures, partially offset by an increase of $17 million in proceeds from the sale of property, plant and equipment and other assets. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flows from (used in) Financing Activities

The net cash outflow during each respective period is summarized as follows:

	For the nine month period ended September 30,
(In $ million)	2019	2018
Repayment of borrowings	(27)	(343)
Repayment of lease liabilities	(58)	—
Other	(1)	(4)
Net cash outflow	(86)	(347)

Refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information related to our borrowings.

Capital Expenditures

Capital expenditures were $463 million compared to $422 million in the prior year period. The increase reflects higher investments made in the current year period. Capital expenditures incurred in the current year period include $28 million related to discontinued operations.

We incurred $585 million in capital expenditures in 2018, and we expect to incur approximately $675 million in capital expenditures during 2019 (excluding acquisitions) largely to support business growth, cost reduction and business maintenance. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ.

Liquidity and Capital Resources

We have substantial debt and debt service obligations. As of September 30, 2019, the total principal amount outstanding of our borrowings was $11,032 million.

Our sources of liquidity for the future are expected to be our existing cash resources and cash flows from operations. In addition, we may utilize borrowing capacity available under the revolving credit facility of our Credit Agreement, borrowings under the Securitization Facility and local working capital facilities. In addition to our cash and cash equivalents, as of September 30, 2019, we had $247 million available for drawing under our revolving credit facility. This facility matures in August 2021.

Our ability to borrow under our revolving credit facility, our Securitization Facility or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes), including financial covenants.

Our annualized cash interest obligations on our outstanding indebtedness are expected to be approximately $601 million, assuming interest on our floating rate debt continues to accrue at the current applicable interest rates and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated interest obligations. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations. Refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for details related to our debt and related repayment terms.

Under the indentures governing the Reynolds Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures governing certain of our Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured first lien leverage ratio, (ii) under the indenture governing the 5.125% Senior Secured Notes due 2023 and the Floating Rate Senior Secured Notes due 2021, the liens securing first lien secured indebtedness do not exceed a 4.50 to 1.00 senior secured first lien leverage ratio and (iii) under the indenture governing our Reynolds Senior Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

Under the Credit Agreement, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Credit Agreement and senior secured or unsecured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Credit Agreement’s total secured leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Credit Agreement and senior secured notes in an unlimited amount so long as our total secured leverage ratio does not exceed 4.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Credit Agreement only) we are in pro forma compliance with the Credit Agreement’s total secured leverage ratio covenant. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted if the fixed charge coverage ratio covenant is at least 2.00 to 1.00 on a pro forma basis.

The Credit Agreement and the indentures governing the Reynolds Notes generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

The Reynolds 5.750% Senior Secured Notes mature on October 15, 2020, which is less than 12 months from the date of this quarterly report.  We expect to meet this debt service obligation through a combination of one or more of the following: i) existing cash on hand, ii) cash flow from operations, iii) cash proceeds associated with the strategic review of our Reynolds Consumer Products business and/or iv) a refinancing of these notes prior to maturity.

We believe that our cash flows from operations and existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the Credit Agreement, the indentures governing the Reynolds Notes and our other outstanding indebtedness. We expect to remain in compliance with our covenants.

Our future operating performance and our ability to service or refinance the Credit Agreement, our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

We may from time to time seek to issue additional indebtedness depending on market conditions, our liquidity requirements and other considerations.

We or our affiliates may from time to time seek to retire or repurchase our outstanding indebtedness in open market purchases, privately negotiated transactions or otherwise. Such transactions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other considerations.

Embedded Derivatives

We have separately recognized embedded derivative assets in relation to the early call feature on certain borrowings. Embedded derivatives are measured at fair value with changes in fair value recognized through net financial income (expenses) in the statement of comprehensive income as a component of profit or loss. As of September 30, 2019, our non-current derivative asset associated with embedded derivatives was $153 million. The fair value of the embedded derivatives is calculated using industry standard models that consider various assumptions, such as quoted market prices, time value and volatility factors for the underlying instruments. Changes in any one or more of these assumptions could have a significant impact on the value of embedded derivatives. For further information, refer to note 3 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Contractual Obligations

The following table summarizes our material contractual obligations as of September 30, 2019:

	Payments, due by period, as of September 30, 2019
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	885	885	—	—	—
Financial liabilities(1)	12,830	1,049	5,128	6,093	560
Lease liabilities(2)	458	104	169	105	80
Unconditional capital expenditure obligations	223	223	—	—	—
Total contractual obligations	14,396	2,261	5,297	6,198	640

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect as of September 30, 2019.

(2)	Total repayments of lease liabilities exclude short-term and low-value leases which were not significant in the aggregate.

As of September 30, 2019, our liabilities for pensions, post-employment benefits and uncertain tax positions totaled $1,026 million. We are unable to determine the ultimate timing of these liabilities; therefore, we have excluded these amounts from the contractual obligations table above. We expect to make $116 million of contributions to the Pactiv Retirement Plan in 2020. Future contributions will be dependent on future plan asset returns and interest rates and are highly sensitive to changes.

The RGHL Group is required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments are due in 2019 for the year ended December 31, 2018.

Contingent Liabilities

The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the RGHL Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The Credit Agreement permits the RGHL Group to pay an additional Management Fee of up to $22 million in respect of the 2009 and 2010 financial years. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee of up to $22 million.

As part of the agreements for the sale of various businesses, the RGHL Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of September 30, 2019, the RGHL Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the RGHL Group’s financial position, results of operations and cash flows.

Off-Balance Sheet Arrangements

We have no material off-balance sheet obligations.

Accounting Principles

Our interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.”

Critical Accounting Policies

For a summary of our critical accounting policies, refer to “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” of our Annual Report. Except as disclosed below, our critical accounting policies have not changed from those disclosed in our Annual Report.

Leases

Upon adoption of IFRS 16, the RGHL Group recognized assets and liabilities for all leases for which we are the lessee, except for short-term leases and leases of low-value assets. Set out below are our new critical accounting policies upon adoption of IFRS 16:

Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease, measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The recognized right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful lives and the lease term. Right-of-use assets are tested for impairment.

Lease liabilities

Lease liabilities are recognized at the commencement date of the lease, measured at the present value of lease payments to be made over the lease term. We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend/cancel the lease if there is evidence of an economic compulsion for renewal/cancellation and the option is reasonably certain to be exercised. In calculating the present value of lease payments, the RGHL Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. The carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment

In connection with the goodwill impairment test for the year ended December 31, 2018, the RGHL Group recognized a goodwill impairment charge of $206 million in respect of Graham Packaging. The recognition of this expense was triggered by the lower than expected performance of Graham Packaging during the year ended December 31, 2018, particularly during the three month period ended December 31, 2018, and lower near term earnings expectations. The estimated recoverable amount was determined using a fair value less costs of disposal methodology. This estimate of fair value represents a Level 3 hierarchy, which includes inputs that are not based on observable market data. As a result of the impairment, the carrying value of Graham Packaging is approximately the same as its recoverable amount. A reasonably possible unexpected deterioration in financial performance or adverse change in the earnings multiple may result in a further impairment. No triggering events that would require further testing of goodwill impairment were identified during the nine month period ended September 30, 2019.

Historically, we have evaluated the recoverability of the goodwill associated with our former Closures segment at the segment level. This represented the lowest level at which goodwill was monitored for recoverability and also reflected the synergies associated with the global operations of our former Closures segment. In connection with the highly probable sale of the closures operations in North America and Japan, we have separately evaluated the recoverability of this disposal group with reference to the estimated sale price, less costs to sell. This evaluation resulted in the recognition of an impairment charge of $33 million, which has been recognized as a reduction to the carrying value of goodwill, within discontinued

operations. The recognition of this impairment charge during the three month period ended September 30, 2019 reflected the negotiations for the sale of these operations.
The closure operations in North America and Japan represent substantially all of our former Closures segment. Accordingly, the pending separation of these operations from the remaining closures business is expected to result in various commercial dis-synergies. This pending separation and the impairment arising on the operations to be sold triggered a review of the recoverability of the remaining operations during the three month period ended September 30, 2019. Estimated recoverable amounts were determined using a fair value less costs of disposal methodology. Fair value was determined based on a capitalization of earnings methodology, using Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing Adjusted EBITDA include management’s assessment of future trends in the industry and are based on both external and internal sources. The forecasted 2019 Adjusted EBITDA has been prepared using certain key assumptions including selling prices, sales volumes and costs of raw materials. Earnings multiples reflect recent sale and purchase transactions and comparable company trading multiples in the same industry. These estimates represent a Level 3 hierarchy, which includes inputs that are not based on observable market data. This process resulted in the recognition of a further $67 million of impairment, within continuing operations, including $26 million allocated to goodwill and $37 million attributable to property, plant and equipment. For certain remaining closures operations, there is no difference between the carrying value and the recoverable amount. Accordingly, a reasonably possible unexpected deterioration in financial performance or adverse change in the earnings multiple may result in a further impairment.
Recently Issued Accounting Pronouncements

Refer to note 2.3 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for information regarding new and revised accounting standards and interpretations.

Recent developments

On October 16, 2019, the RGHL Group issued a notice of redemption for the $345 million remaining outstanding aggregate principal amount of 6.875% Senior Secured Notes due 2021 to be repaid on November 15, 2019 at a redemption price of 100.000% plus accrued and unpaid interest.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings, interest rate swaps and natural offsets of foreign currency receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets, the costs associated with entering into such arrangements and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through of changes in commodity prices to customers. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk

We had significant debt commitments outstanding as of September 30, 2019. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in U.S. dollars and euros that are drawn under our Floating Rate Senior Secured Notes, our Credit Agreement and our Securitization Facility. As of September 30, 2019, the Floating Rate Senior Secured Notes accrued interest at a floating rate with no floor. As of September 30, 2019, the Credit Agreement included interest rate floors of 0.0% per annum on the revolving loan and the U.S. and European term loans. As of September 30, 2019, the Securitization Facility accrued interest at a floating rate with a 0.0% floor.

The underlying rate for our Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of September 30, 2019, the applicable three-month Dollar LIBO Rate was 2.30%. In July 2016, the RGHL Group entered into a $750 million interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the RGHL Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is fixed at 4.670% from October 15, 2016.

The underlying rates for our Credit Agreement are the one-month LIBOR and EURIBOR, and as of September 30, 2019, the applicable rates were 2.04% and (0.46%), respectively. Based on our outstanding debt commitments as of September 30, 2019, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $32 million increase in interest expense on the U.S. term loan and a $1 million increase in interest expense on the European term loan under our Credit Agreement. A 100 basis point decrease in interest rates would result in a $32 million decrease in interest expense on the U.S. term loan and would have no impact on interest expense for the European term loan due to the EURIBOR floor under our Credit Agreement.

The underlying rate for our Securitization Facility is the one-month LIBOR. As of September 30, 2019, the applicable one-month LIBOR was 2.06%. Based on our outstanding debt commitments under our Securitization Facility as of September 30, 2019, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rates would result in a $4 million increase (decrease) in interest expense.

Foreign Currency Exchange Rate Risk

As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities. We are also exposed to foreign currency exchange risk on certain intercompany borrowings between certain of our entities with different functional currencies.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. On a limited basis, we use contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. We generally do not hedge our exposure to translation gains or losses in respect of our non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate, we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. We had no outstanding foreign currency derivative contracts as of September 30, 2019.

Commodity Risk

We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, aluminum and diesel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin (and its components), aluminum, diesel and natural gas.

We enter into futures and swaps to reduce our exposure to commodity price fluctuations. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when raw material costs change and when we can pass on these raw material costs changes to our customers or (b) fix our input costs for a period of time. The following table provides the details of our outstanding commodity derivative contracts as of September 30, 2019.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Aluminum swaps	metric tonne	1,212	$1,953.50 - $2,156.50	Oct 2019 - Jan 2020
Aluminum Midwest Premium swaps	metric tonne	1,211	$395.36 - $405.00	Oct 2019 - Jan 2020
Natural gas swaps	million BTU	5,576,483	$2.33 - $2.86	Nov 2019 - Dec 2020
Polymer-grade propylene swaps	pound	45,651,398	$0.37 - $0.41	Oct 2019 - May 2020
Benzene swaps	U.S. liquid gallon	9,892,267	$2.19 - $ 2.55	Nov 2019 - Jun 2020
Diesel swaps	U.S. liquid gallon	5,016,730	$3.00 - $3.42	Oct 2019 - Dec 2020
Low-density polyethylene swaps	pound	3,000,000	$0.89 - $0.93	Oct 2019 - Dec 2019
High-density polyethylene film swaps	pound	2,400,000	$0.85	Oct 2019 - Dec 2019
Ethylene	pound	3,953,539	$0.29	Oct 2019 - Apr 2020

The fair values of the commodity derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of September 30, 2019, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $2 million. During the nine month period ended September 30, 2019, we recognized a $15 million unrealized loss in net other income (expenses) in the profit or loss component of the statement of comprehensive income and a $17 million realized gain as a component of cost of sales in the statement of comprehensive income related to commodity derivatives.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of September 30, 2019, would have resulted in an immaterial change in the unrealized loss on derivatives recognized in the statement of comprehensive income, assuming all other variables remain constant.

ITEM 4. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of September 30, 2019.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the three month period ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. There have been no material changes to the legal proceedings disclosed in our Annual Report.

ITEM 1A. RISK FACTORS.

There have been no material changes in the risk factors disclosed in our Annual Report.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 5. OTHER INFORMATION.

Not applicable.

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

31.1 Rule 13a-14(a) Certification

I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited, certify that:

1.   I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
November 12, 2019

31.2 Rule 13a-14(a) Certification
I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited, certify that:

1.    I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.    The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
November 12, 2019

32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended September 30, 2019 as furnished with the Securities and Exchange Commission on the date hereof, I, Thomas Degnan, as Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
November 12, 2019

32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended September 30, 2019 as furnished with the Securities and Exchange Commission on the date hereof, I, Allen Hugli, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
November 12, 2019

Reynolds Group Holdings Limited

Interim unaudited condensed consolidated financial statements for the three and nine month periods ended
September 30, 2019 and 2018

Reynolds Group Holdings Limited

Contents

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of comprehensive income

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2019	2018(1)	2019	2018(1)
Revenue		2,408	2,536	7,243	7,464
Cost of sales		(1,924)	(2,019)	(5,793)	(6,010)
Gross profit		484	517	1,450	1,454
Selling, marketing and distribution expenses		(61)	(62)	(187)	(188)
General and administration expenses		(196)	(155)	(577)	(495)
Net other income (expenses)	6	(98)	(12)	(122)	(39)
Profit from operating activities		129	288	564	732
Financial income	8	98	132	185	37
Financial expenses	8	(163)	(156)	(491)	(489)
Net financial income (expenses)		(65)	(24)	(306)	(452)
Profit (loss) from continuing operations before income tax		64	264	258	280
Income tax (expense) benefit	9	7	(82)	(71)	(78)
Profit (loss) from continuing operations		71	182	187	202
Profit (loss) from discontinued operations, net of income tax	7	(31)	17	(2)	29
Profit (loss) for the period		40	199	185	231
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(77)	(8)	(67)	(53)
Reclassification from foreign currency translation reserve		13	—	20	20
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		(90)	106	(4)	318
Total other comprehensive income (loss), net of income tax		(154)	98	(51)	285
Total comprehensive income (loss)		(114)	297	134	516

Profit (loss) attributable to:
Equity holder of the Group - continuing operations		71	182	186	201
Equity holder of the Group - discontinued operations		(31)	17	(2)	29
Non-controlling interests		—	—	1	1
		40	199	185	231

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		(55)	289	159	519
Equity holder of the Group - discontinued operations		(59)	8	(25)	(4)
Non-controlling interests		—	—	—	1
		(114)	297	134	516

(1)	The information presented has been revised to reflect the presentation of certain businesses as discontinued operations. Refer to notes 2.2 and 7 for additional information.

The interim unaudited condensed consolidated statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of financial position

(In $ million)	Note	As of September 30, 2019	As of December 31, 2018
Assets
Cash and cash equivalents		849	783
Trade and other receivables, net		1,063	1,121
Inventories	11	1,413	1,411
Current tax assets		9	14
Assets held for sale	7	813	5
Derivatives		8	12
Other assets		97	82
Total current assets		4,252	3,428
Related party and other non-current receivables		389	348
Investments in associates and joint ventures		24	24
Deferred tax assets		20	28
Property, plant and equipment		3,235	3,021
Intangible assets		8,571	9,222
Derivatives		155	29
Other assets		83	78
Total non-current assets		12,477	12,750
Total assets		16,729	16,178
Liabilities
Trade and other payables		1,050	1,163
Liabilities directly associated with assets held for sale	7	186	—
Borrowings	12	454	455
Lease liabilities	2	79	—
Current tax liabilities		23	27
Derivatives		3	18
Employee benefits		173	178
Provisions		33	43
Total current liabilities		2,001	1,884
Non-current payables		37	45
Borrowings	12	10,531	10,580
Lease liabilities	2	295	—
Deferred tax liabilities		929	922
Employee benefits		1,108	1,041
Provisions		73	80
Total non-current liabilities		12,973	12,668
Total liabilities		14,974	14,552
Net assets		1,755	1,626
Equity
Share capital		1,664	1,664
Reserves		(1,784)	(1,734)
Retained profits		1,870	1,687
Equity attributable to equity holder of the Group		1,750	1,617
Non-controlling interests		5	9
Total equity		1,755	1,626

The interim unaudited condensed consolidated statements of financial position should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of changes in equity

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits	Equity attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2018)	1,664	(402)	(1,326)	1,706	1,642	10	1,652
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	230	230	1	231
Remeasurement of defined benefit plans, net of income tax	—	—	318	—	318	—	318
Foreign currency translation reserve	—	(53)	—	—	(53)	—	(53)
Reclassification of foreign currency translation reserve upon disposal of businesses	—	20	—	—	20	—	20
Total comprehensive income (loss) for the period	—	(33)	318	230	515	1	516
Change upon sale of businesses	—	—	11	(11)	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(2)	(2)
Balance as of September 30, 2018	1,664	(435)	(997)	1,925	2,157	9	2,166

Balance at the beginning of the period (January 1, 2019)	1,664	(442)	(1,292)	1,687	1,617	9	1,626
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	184	184	1	185
Remeasurement of defined benefit plans, net of income tax	—	—	(4)	—	(4)	—	(4)
Foreign currency translation reserve	—	(67)	—	—	(67)	—	(67)
Reclassification of foreign currency translation reserve upon disposal of businesses	—	20	—	—	20	—	20
Total comprehensive income (loss) for the period	—	(47)	(4)	184	133	1	134
Change upon sale of businesses	—	—	1	(1)	—	(4)	(4)
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of September 30, 2019	1,664	(489)	(1,295)	1,870	1,750	5	1,755

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The interim unaudited condensed consolidated statements of changes in equity should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of cash flows

	For the nine month period ended September 30,
(In $ million)	2019	2018
Cash flows from (used in) operating activities
Profit (loss)	185	231
Adjustments for:
Depreciation and amortization	553	487
Asset impairment charges, net of reversals	126	20
Foreign currency adjustments	—	(1)
Change in fair value of derivatives	(15)	8
(Gain) loss on sale or disposal of businesses and non-current assets	31	(4)
Share of profit of associates and joint ventures, net of income tax	(2)	(2)
Net financial (income) expenses	310	450
Premium on extinguishment of borrowings	—	(3)
Interest paid on borrowings	(448)	(449)
Interest paid on lease liabilities	(22)	—
Income tax expense (benefit)	67	101
Income taxes paid, net of refunds received	(71)	(102)
Change in trade and other receivables	(28)	(123)
Change in inventories	(85)	(139)
Change in trade and other payables	(39)	124
Change in provisions and employee benefits	74	(32)
Change in other assets and liabilities	(24)	(19)
Net cash from (used in) operating activities	612	547
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	(463)	(422)
Proceeds from sale of property, plant and equipment and other assets	21	4
Disposal of businesses, net of cash disposed	(4)	118
Proceeds from related party loan repayment	5	—
Other	5	5
Net cash from (used in) investing activities	(436)	(295)
Cash flows from (used in) financing activities
Repayment of borrowings	(27)	(343)
Repayment of lease liabilities	(58)	—
Other	(1)	(4)
Net cash from (used in) financing activities	(86)	(347)
Net increase (decrease) in cash and cash equivalents	90	(95)
Cash and cash equivalents, net of bank overdrafts, at the beginning of the period	783	617
Cash and cash equivalents classified as assets held for sale at the beginning of the period	—	20
Effect of exchange rate fluctuations on cash and cash equivalents	(3)	(4)
Cash and cash equivalents at the end of the period	870	538
Cash and cash equivalents are comprised of:
Cash and cash equivalents	849	538
Cash and cash equivalents classified as assets held for sale	21	—
Cash and cash equivalents at the end of the period	870	538

Significant non-cash financing and investing activities

During the nine month period ended September 30, 2019, right-of-use assets and lease liabilities were recognized upon adoption of the new lease accounting policy described in note 2. In addition, $73 million of right-of-use assets and lease liabilities were recorded during the nine month period ended September 30, 2019.

The interim unaudited condensed consolidated statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The interim unaudited condensed consolidated financial statements of the Company as of September 30, 2019 and for the three and nine month periods ended September 30, 2019 and September 30, 2018 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group.”

The address of the registered office of the Company is c/o: Rank Group Limited, Level 9, 148 Quay Street, Auckland 1010, New Zealand.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2018. The December 31, 2018 statement of financial position as presented in the interim unaudited condensed consolidated financial statements was derived from the Group’s audited financial statements for the year ended December 31, 2018, but does not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The interim unaudited condensed consolidated financial statements were approved by the Board of Directors (the “Directors”) on November 12, 2019 in Chicago, Illinois (November 13, 2019 in Auckland, New Zealand).

2.2    Comparative information

As a result of the status of the previously announced strategic review process, the North American and Japanese closures businesses were classified as held for sale as of September 30, 2019 and the results presented as discontinued operations for the three and nine month periods ended September 30, 2019 and 2018. On October 11, 2019, the Group entered into an agreement to sell the North American and Japanese closures businesses to an affiliate of Cerberus Capital Management, L.P. These operations represent substantially all of the Group’s former Closures segment. The Group will retain and continue to operate its remaining closures businesses in Europe, the Middle East and Egypt (collectively, “EMEA”) and South America. In note 4, the results and financial position for all periods of our remaining closures businesses have been presented within the Other/Unallocated category.

2.3    Accounting policies and recently issued accounting pronouncements

New and amended standards adopted by the Group

IFRS 16 “Leases” became applicable for the Group during the current reporting period. The Group did not make any retrospective adjustments as a result of adopting the standard. The impact of the adoption of IFRS 16, including the new accounting policies, is disclosed below.

IFRIC Interpretation 23, “Uncertainty over Income Tax Treatments” and the amendment to IAS 19, “Employee Benefits” apply for the first time in 2019, but do not have an impact on the interim unaudited condensed consolidated financial statements of the Group.

Accounting policies

The Group’s significant accounting policies are detailed in note 3 of the Group’s annual consolidated financial statements for the year ended December 31, 2018. Significant changes to the Group’s accounting policies as a result of adopting IFRS 16 are discussed below.

In January 2016, the IASB issued IFRS 16 “Leases.” The new standard supersedes IAS 17 "Leases" and related interpretations, and its objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model whereby a lessee is required to record a right-of-use asset and a lease liability for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and the subsequent depreciation of the right-of-use asset over the lease term. In addition, IFRS 16 replaces a portion of the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. In the statement of cash flows, IFRS 16 requires a portion of the lease payments to be presented as a financing outflow. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently.

In accordance with the transition provisions in IFRS 16, the Group has elected to adopt the new rules using the modified retrospective method, in which case the cumulative effect of applying the standard is to be recognized at the date of initial application and the comparative periods are not being restated. Accordingly, the cumulative effect was recognized as of January 1, 2019. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (“short-term leases”), and lease contracts for which the underlying asset is of low value (“low-value assets”).

Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of real estate and non-real estate. Prior to the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019 substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and a reduction of the lease liability. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in the statement of comprehensive income on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under prepayments and trade and other payables, respectively.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases in which it is the lessee, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which have been applied by the Group.

The Group did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases. The requirements of IFRS 16 were applied to these leases from January 1, 2019.

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets were recognized based on the amount of the lease liabilities, adjusted for any related prepaid and accrued lease payments and onerous lease liabilities previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Group also applied the following available practical expedients:

▪	applied a single discount rate to a portfolio of leases with reasonably similar characteristics;

▪	relied on its assessment of whether leases were onerous immediately before the date of initial application;

▪	applied the short-term leases exemption to leases with a lease term that ends within 12 months of the date of initial application;

▪	excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

▪	used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Based on the above, as of January 1, 2019:

▪
Right-of-use assets of $371 million were recognized and presented as a component of property, plant and equipment in the statement of financial position. This includes the leased assets recognized previously under finance leases.

▪	Lease liabilities of $390 million were recognized and presented separately in the statement of financial position. This includes the net lease liabilities recognized previously under finance leases.

▪	Previous lease-related balances of $19 million, primarily consisting of provisions and trade and other payables, were reclassified as adjustments to the carrying value of the right-of-use assets.

▪
Deferred tax assets and deferred tax liabilities both increased by $93 million due to the deferred tax impact of the changes in assets and liabilities, with no net impact on reported amounts in the statement of financial position.

▪	The net effect of these adjustments did not have an impact to retained profits.

The lease liabilities as of January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

(In $ million)
Operating lease commitments as of December 31, 2018	383
Payments in optional extension periods not recognized as of December 31, 2018	76
Undiscounted operating lease commitments as of January 1, 2019	459

Weighted average incremental borrowing rate as of January 1, 2019	7.65%

Discounted operating lease commitments as of January 1, 2019	373
Net adjustment for leases previously classified as finance leases and commitments related to short-term leases and leases of low-value assets	17
Lease liabilities as of January 1, 2019	390

Summary of new accounting policies

Set out below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application:

(a)    Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful lives and the lease term. Right-of-use assets are tested for impairment.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

(b)    Lease liabilities

Lease liabilities are recognized at the commencement date of the lease, measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

(c)    Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases. It also applies the lease of low-value assets recognition exemption to its leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

(d)    Significant judgement in determining the lease term of contracts with options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group considers all relevant factors that create an economic incentive (or disincentive) to exercise an option. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option.

The carrying amounts of the Group’s right-of-use assets and amount of depreciation expense recorded during the periods are set out below:

	Right-of-use assets
(In $ million)	Real estate	Non-real estate	Total
Carrying amount as of September 30, 2019	294	49	343
Depreciation expense in continuing operations for the three month period ended September 30, 2019	17	4	21
Depreciation expense in continuing operations for the nine month period ended September 30, 2019	51	13	64

Total additions to right-of-use assets were $32 million and $73 million during the three and nine month periods ended September 30, 2019, respectively. Total cash outflows related to leases were $39 million and $116 million for the three and nine month periods ended September 30, 2019, respectively.

The Group recognized in continuing operations rent expense of $7 million and $21 million from short-term leases and variable lease payments of $3 million and $9 million for the three and nine month periods ended September 30, 2019, respectively.

Refer to note 3 for a maturity analysis of lease liabilities.

Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

There have been no other material changes to any previously issued accounting pronouncements or to the Group’s evaluation of the related impact as disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2018.

2.4    Use of estimates and judgments

The preparation of the interim unaudited condensed consolidated financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed consolidated financial statements are consistent with those disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2018.

In connection with the goodwill impairment test for the year ended December 31, 2018, the Group recognized a goodwill impairment charge of $206 million in respect of Graham Packaging. The recognition of this expense was triggered by the lower than expected performance of Graham Packaging during the year ended December 31, 2018, particularly during the three month period ended December 31, 2018, and lower near term earnings expectations. The estimated recoverable amount was determined using a fair value less costs of disposal methodology. This estimate of fair value represents a Level 3 hierarchy, which includes inputs that are not based on observable market data. As a result of the impairment, the carrying value of Graham Packaging is approximately the same as its recoverable amount. A reasonably possible unexpected deterioration in financial

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019 performance or adverse change in the earnings multiple may result in a further impairment. No triggering events that would require further testing of goodwill impairment were identified during the nine month period ended September 30, 2019.

Historically, the Group has evaluated the recoverability of the goodwill associated with the former Closures segment at the segment level. This represented the lowest level at which goodwill was monitored for recoverability and also reflected the synergies associated with the global operations of the former Closures segment. In connection with the highly probable sale of the closures operations in North America and Japan, the Group has separately evaluated the recoverability of this disposal group with reference to the estimated sale price, less costs to sell. This evaluation resulted in the recognition of an impairment charge of $33 million, which has been recognized as a reduction to the carrying value of goodwill, within discontinued operations. The recognition of this impairment charge during the three month period ended September 30, 2019 reflected the negotiations for the sale of these operations.
The closure operations in North America and Japan represent substantially all of the former Closures segment. Accordingly, the pending separation of these operations from the remaining closures businesses is expected to result in various commercial dis-synergies. This pending separation and the impairment arising on the operations to be sold triggered a review of the recoverability of the remaining closures operations during the three month period ended September 30, 2019. Estimated recoverable amounts were determined using a fair value less costs of disposal methodology. Fair value was determined based on a capitalization of earnings methodology, using Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing Adjusted EBITDA include management’s assessment of future trends in the industry and are based on both external and internal sources. The forecasted 2019 Adjusted EBITDA has been prepared using certain key assumptions including selling prices, sales volumes and costs of raw materials. Earnings multiples reflect recent sale and purchase transactions and comparable company trading multiples in the same industry. These estimates represent a Level 3 hierarchy, which includes inputs that are not based on observable market data. This process resulted in the recognition of a further $67 million of impairment, within continuing operations, including $26 million allocated to goodwill and $37 million attributable to property, plant and equipment. For certain remaining operations, there is no difference between the carrying value and the recoverable amount. Accordingly, a reasonably possible unexpected deterioration in financial performance or adverse change in the earnings multiple may result in a further impairment.
3.    Financial risk management

3.1     Liquidity risk

The following table sets out contractual cash flows for borrowings and lease liabilities:

(In $ million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of September 30, 2019*
Borrowings, including interest	12,830	1,049	5,128	6,093	560
Lease liabilities	458	104	169	105	80

As of December 31, 2018*
Borrowings, including interest**	13,406	1,087	5,319	5,556	1,444

*
The exchange rate on euro-denominated borrowings and non-U.S. dollar lease liabilities and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of September 30, 2019 and December 31, 2018.

**
Contractual cash flows presented as of December 31, 2018 have been adjusted to correct for an overstatement of borrowings as previously reported in the liquidity risk disclosure for the year ended December 31, 2018.

If the Group exercised all extension options not currently included in lease liabilities, it could have a material impact.

There are no significant commitments for leases not commenced as of September 30, 2019.

Trade and other payables, excluding accrued interest, that are due in less than one year were $885 million and $1,015 million as of September 30, 2019 and December 31, 2018, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group’s derivative financial instruments are valued using models or other valuation methodologies which utilize Level 2 inputs as well as unobservable Level 3 inputs. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Subsequent to the initial valuation, the Group updates the Level 2 inputs to reflect observable market changes and any resulting gains and losses are recorded in the appropriate level category. Level 3 inputs are changed when corroborated by evidence such as similar market

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019 transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. Valuation adjustments are integral to determining the fair value of derivatives. For derivatives that include significant unobservable inputs, the Group develops models or exit price adjustments to account for the valuation uncertainty present in the transaction. In circumstances where the Group cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value. Changes in any one or more of these assumptions could have a significant impact on the values. The valuation of the embedded derivatives is primarily derived from market prices, risk free rates, volatility factors and refinancing cost assumptions. Refinancing cost assumptions are not a market observable input and the Group assumes 1.25% percent for such costs.

The following table summarizes the valuation of the Group’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2019 and December 31, 2018:

(In $ million)	Level 1	Level 2	Level 3	Total
As of September 30, 2019
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(2)	—	(2)
Interest rate swap derivatives, net	—	8	—	8
Embedded derivatives	—	—	153	153
Total	—	6	153	159

As of December 31, 2018
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(17)	—	(17)
Interest rate swap derivatives, net	—	28	—	28
Embedded derivatives	—	12	—	12
Total	—	23	—	23

Level 3 rollforward

If an asset or liability was transferred to a Level 3 during a reporting period, its entire gain or loss for the period is included in Level 3. Transfers between levels are reported at the beginning of the reporting period in which they occur. The table below presents changes in fair value for all assets and liabilities categorized as Level 3 as of September 30, 2019:

(In $ million)	Embedded derivatives
Balance as of January 1, 2019	—
Net transfers to Level 3	12
Net gains (losses) recognized in net financial income (expenses)	141
Balance as of September 30, 2019	153

During the nine month period ended September 30, 2019, embedded derivatives of $12 million were transferred from Level 2 to Level 3 within the fair value hierarchy. The Group changed the valuation model used to value the embedded derivatives to improve the transparency of inputs used and incorporate additional inputs which were relevant to the valuation of these instruments. The Group has accounted for the impact of this as a change in estimate under IAS 8 as the Group believes the updated model provides a more accurate estimate of fair value.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

4.    Segment reporting

The Group’s reportable business segments are as follows:

•
Reynolds Consumer Products — Reynolds Consumer Products is a manufacturer of branded and store branded consumer products such as aluminum foil, wraps, trash bags, food storage bags and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and plastic egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial income or expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, related party management fees, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs, strategic review costs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Other/Unallocated includes operations which do not meet the quantitative threshold for reportable segments. It also includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment, as well as eliminations of transactions between segments.

As discussed in notes 2.2 and 7, the North American and Japanese closures businesses of the former Closures segment have been presented as discontinued operations. Closures is a manufacturer of plastic and aluminum beverage caps, closures and high speed rotary capping equipment.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

Business segment reporting

	For the three month period ended September 30, 2019
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Other/Unallocated	Total
Total external revenue	699	824	475	372	38	2,408
Total inter-segment revenue	38	119	—	29	(186)	—
Total segment revenue	737	943	475	401	(148)	2,408
Gross profit	212	161	64	43	4	484
Expenses and other income	(73)	(70)	(58)	(18)	(136)	(355)
Earnings before interest and tax (“EBIT”) from continuing operations	139	91	6	25	(132)	129
Financial income						98
Financial expenses						(163)
Profit (loss) from continuing operations before income tax						64
Income tax (expense) benefit						7
Profit (loss) from continuing operations						71

Earnings before interest and tax (“EBIT”) from continuing operations	139	91	6	25	(132)	129
Depreciation and amortization from continuing operations	23	62	69	18	2	174
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	162	153	75	43	(130)	303

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

	For the three month period ended September 30, 2019
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Other/Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	162	153	75	43	(130)	303
Included in EBITDA:
Asset impairment charges, net of reversals	—	1	9	—	67	77
(Gain) loss on sale of businesses and non-current assets	—	—	5	—	13	18
Non-cash pension expense	—	—	—	—	19	19
Operational process engineering-related consultancy costs	1	4	—	1	—	6
Related party management fee	—	—	—	—	7	7
Restructuring costs, net of reversals	1	—	3	—	1	5
Strategic review costs	1	—	—	—	18	19
Unrealized (gain) loss on derivatives	(1)	—	—	—	—	(1)
Other	—	—	—	3	(1)	2
Adjusted EBITDA from continuing operations	164	158	92	47	(6)	455

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

	For the nine month period ended September 30, 2019
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Other/Unallocated	Total
Total external revenue	2,081	2,460	1,487	1,094	121	7,243
Total inter-segment revenue	117	353	—	94	(564)	—
Total segment revenue	2,198	2,813	1,487	1,188	(443)	7,243
Gross profit	605	485	204	147	9	1,450
Expenses and other income	(210)	(236)	(160)	(61)	(219)	(886)
Earnings before interest and tax (“EBIT”) from continuing operations	395	249	44	86	(210)	564
Financial income						185
Financial expenses						(491)
Profit (loss) from continuing operations before income tax						258
Income tax (expense) benefit						(71)
Profit (loss) from continuing operations						187

Earnings before interest and tax (“EBIT”) from continuing operations	395	249	44	86	(210)	564
Depreciation and amortization from continuing operations	69	179	204	54	8	514
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	464	428	248	140	(202)	1,078

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

	For the nine month period ended September 30, 2019
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Other/Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	464	428	248	140	(202)	1,078
Included in EBITDA:
Asset impairment charges, net of reversals	—	2	25	—	67	94
(Gain) loss on sale of businesses and non-current assets	—	22	—	—	10	32
Non-cash pension expense	—	—	—	—	56	56
Operational process engineering-related consultancy costs	1	17	—	1	—	19
Related party management fee	—	—	—	—	19	19
Restructuring costs, net of reversals	1	—	9	—	3	13
Strategic review costs	1	—	—	—	19	20
Unrealized (gain) loss on derivatives	(9)	(7)	—	1	—	(15)
Other	—	4	—	5	—	9
Adjusted EBITDA from continuing operations	458	466	282	147	(28)	1,325

Segment assets as of September 30, 2019 (excluding intercompany balances)(1)	4,265	5,031	3,970	1,231	2,232	16,729
Segment liabilities as of September 30, 2019 (excluding intercompany balances)(1)	755	1,238	831	454	11,696	14,974

(1) Other/Unallocated includes $802 million of assets and $186 million of liabilities related to discontinued operations.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

	For the three month period ended September 30, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Other/Unallocated	Total
Total external revenue	731	837	532	382	54	2,536
Total inter-segment revenue	44	134	—	27	(205)	—
Total segment revenue	775	971	532	409	(151)	2,536
Gross profit	208	173	71	62	3	517
Expenses and other income	(67)	(61)	(48)	(15)	(38)	(229)
Earnings before interest and tax (“EBIT”) from continuing operations	141	112	23	47	(35)	288
Financial income						132
Financial expenses						(156)
Profit (loss) from continuing operations before income tax						264
Income tax (expense) benefit						(82)
Profit (loss) from continuing operations						182

Earnings before interest and tax (“EBIT”) from continuing operations	141	112	23	47	(35)	288
Depreciation and amortization from continuing operations	20	47	61	15	2	145
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	161	159	84	62	(33)	433

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

	For the three month period ended September 30, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Other/Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	161	159	84	62	(33)	433
Included in EBITDA:
Asset impairment charges, net of reversals	—	1	5	—	—	6
Non-cash pension expense	—	—	—	—	15	15
Related party management fee	—	—	—	—	7	7
Other	2	2	3	1	4	12
Adjusted EBITDA from continuing operations	163	162	92	63	(7)	473

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

	For the nine month period ended September 30, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Other/Unallocated	Total
Total external revenue	2,110	2,445	1,610	1,125	174	7,464
Total inter-segment revenue	126	398	—	75	(599)	—
Total segment revenue	2,236	2,843	1,610	1,200	(425)	7,464
Gross profit	570	473	221	173	17	1,454
Expenses and other income	(215)	(228)	(145)	(48)	(86)	(722)
Earnings before interest and tax (“EBIT”) from continuing operations	355	245	76	125	(69)	732
Financial income						37
Financial expenses						(489)
Profit (loss) from continuing operations before income tax						280
Income tax (expense) benefit						(78)
Profit (loss) from continuing operations						202

Earnings before interest and tax (“EBIT”) from continuing operations	355	245	76	125	(69)	732
Depreciation and amortization from continuing operations	63	152	189	45	8	457
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	418	397	265	170	(61)	1,189

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

	For the nine month period ended September 30, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Other/Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	418	397	265	170	(61)	1,189
Included in EBITDA:
Asset impairment charges, net of reversals	—	6	10	—	4	20
(Gain) loss on sale of businesses and non-current assets	—	23	3	—	(31)	(5)
Non-cash pension expense	—	—	—	—	42	42
Operational process engineering-related consultancy costs	—	10	—	—	—	10
Related party management fee	—	—	—	—	19	19
Restructuring costs, net of reversals	1	2	6	—	2	11
Unrealized (gain) loss on derivatives	8	—	—	(1)	—	7
Other	—	—	—	(2)	4	2
Adjusted EBITDA from continuing operations	427	438	284	167	(21)	1,295

Segment assets as of December 31, 2018 (excluding intercompany balances)(1)	4,108	4,702	3,958	1,129	2,281	16,178
Segment liabilities as of December 31, 2018 (excluding intercompany balances)(1)	593	880	705	371	12,003	14,552

(1) Other/Unallocated includes balances associated with the former Closures segment.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

Information about geographic area

The Group's revenue from external customers from continuing operations by geographic origin is detailed below. In presenting information on a geographic basis, revenue has been reported based on the location of the business operations.

(In $ million)	United States	Remaining North American Region	Asia	Europe	South America	Other	Total
For the three month period ended September 30, 2019
Reynolds Consumer Products	723	13	1	—	—	—	737
Pactiv Foodservice	859	84	—	—	—	—	943
Graham Packaging	411	24	—	28	12	—	475
Evergreen	349	9	43	—	—	—	401
Other/Unallocated	(185)	(1)	2	20	14	2	(148)
Total revenue	2,157	129	46	48	26	2	2,408

For the nine month period ended September 30, 2019
Reynolds Consumer Products	2,161	35	2	—	—	—	2,198
Pactiv Foodservice	2,549	257	7	—	—	—	2,813
Graham Packaging	1,291	71	1	88	36	—	1,487
Evergreen	1,042	25	121	—	—	—	1,188
Other/Unallocated	(562)	(2)	5	65	45	6	(443)
Total revenue	6,481	386	136	153	81	6	7,243

For the three month period ended September 30, 2018
Reynolds Consumer Products	761	13	1	—	—	—	775
Pactiv Foodservice	872	94	4	1	—	—	971
Graham Packaging	456	28	—	33	15	—	532
Evergreen	354	9	46	—	—	—	409
Other/Unallocated	(195)	(9)	3	28	19	3	(151)
Total revenue	2,248	135	54	62	34	3	2,536

For the nine month period ended September 30, 2018
Reynolds Consumer Products	2,184	50	2	—	—	—	2,236
Pactiv Foodservice	2,554	269	19	1	—	—	2,843
Graham Packaging	1,378	82	4	105	41	—	1,610
Evergreen	1,050	26	124	—	—	—	1,200
Other/Unallocated	(573)	(25)	15	89	60	9	(425)
Total revenue	6,593	402	164	195	101	9	7,464

There was no revenue from external customers in New Zealand, where the Company is domiciled, for any period presented.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

Information about major product lines

Supplemental information on net sales by major product line is set forth below:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2019	2018	2019	2018
Reynolds Consumer Products
Waste and storage products	306	306	905	903
Cooking products	256	280	746	781
Tableware	175	189	547	552
Pactiv Foodservice
Foodservice packaging	943	971	2,813	2,843
Graham Packaging
Food and beverage plastic containers	337	369	1,047	1,112
Non-food plastic containers	138	163	440	498
Evergreen
Carton packaging	205	205	593	593
Liquid packaging board	109	110	335	331
Paper products	87	94	260	276
Other/Unallocated
Caps and closures	38	53	121	174
Inter-segment eliminations	(186)	(204)	(564)	(599)
Total revenue	2,408	2,536	7,243	7,464

5.    Seasonality

The Group’s business is impacted by seasonal fluctuations.

Reynolds Consumer Products

Reynolds Consumer Products’ operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of trash and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice’s operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging’s operations are slightly seasonal with higher levels of unit volume sales of bottled beverages during the summer months, most significantly in North America.

Evergreen

Evergreen’s operations are moderately seasonal. Evergreen’s customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

6.    Net other income (expenses)

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2019	2018	2019	2018
Asset impairment charges, net of reversals	(77)	(6)	(94)	(20)
Gain (loss) on sale of businesses and non-current assets	(18)	(1)	(32)	5
Related party management fee (refer to note 14)	(7)	(7)	(19)	(19)
Unrealized gain (loss) on derivatives	1	(1)	15	(7)
Other	3	3	8	2
Net other income (expenses)	(98)	(12)	(122)	(39)

Asset impairment charges in the current year period include $67 million related to the remaining closures businesses as a result of dis-synergies associated with the pending sale of the North American and Japanese closures businesses. This impairment charge is primarily attributable to goodwill and certain property, plant and equipment. Refer to note 2.4 for further details.

Additionally, asset impairment charges in the current year period also include charges related to certain plant rationalizations at Graham Packaging.

7.    Discontinued operations and assets and liabilities held for sale

The Group’s annual report for the year ended December 31, 2018 noted that a strategic review had commenced in relation to the Closures segment. As a result of the status of the strategic review process, the North American and Japanese closures businesses were classified as held for sale as of September 30, 2019 and the results presented as discontinued operations for the three and nine month periods ended September 30, 2019 and 2018.

On October 11, 2019, the Group entered into an agreement pursuant to which it will sell the North American and Japanese closure businesses to an affiliate of Cerberus Capital Management, L.P. The sale price is $615 million, subject to certain adjustments based upon closing date cash, indebtedness and working capital. The sale is expected to close within 60 days, subject to regulatory approval. These operations represent substantially all of our former Closures segment.

The Group will retain and continue to operate the remaining closures businesses, including operations in EMEA and South America.

The following table presents summarized information in relation to the results and cash flows of the discontinued operations.

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2019	2018	2019	2018
Results of discontinued operations
Revenue	147	157	431	469
Expenses	(174)	(140)	(437)	(417)
Profit (loss) before income tax	(27)	17	(6)	52
Income tax benefit (expense)	(4)	—	4	(23)
Profit (loss) from discontinued operations	(31)	17	(2)	29

Cash flows from (used in) discontinued operations
Net cash from (used in) operating activities			54	93
Net cash from (used in) investing activities			(28)	(24)
Net cash from (used in) financing activities			(4)	(1)
Net cash from (used in) discontinued operations			22	68

The loss from discontinued operations for the three and nine month periods ended September 30, 2019 includes a goodwill impairment expense of $33 million arising from the write-down of the disposal group to its estimated recoverable amount.
The following table represents the assets and liabilities held for sale related to the North American and Japanese closures businesses as of September 30, 2019. Assets held for sale as of September 30, 2019 and December 31, 2018 also included $11 million and $5 million, respectively, related to other segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

(In $ million)	As of September 30, 2019
Assets
Cash and cash equivalents	21
Trade and other receivables	85
Inventories	77
Property, plant and equipment	191
Intangible assets	421
Other assets	7
Total assets held for sale	802
Liabilities
Trade and other payables	102
Lease liabilities	25
Current tax liabilities	1
Deferred tax liabilities	37
Employee benefits	18
Provisions	3
Liabilities directly associated with assets held for sale	186

8.    Financial income and expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2019	2018	2019	2018
Interest income	5	1	11	3
Interest income on related party loans	4	4	12	13
Net gain in fair value of derivatives	49	123	121	—
Net foreign currency exchange gain	40	4	41	21
Financial income	98	132	185	37
Interest expense:
Securitization Facility	(4)	(5)	(13)	(12)
Credit Agreement	(44)	(43)	(134)	(122)
Reynolds Notes:
5.750% Senior Secured Notes due 2020	(45)	(45)	(135)	(135)
6.875% Senior Secured Notes due 2021	(5)	(5)	(17)	(20)
Floating Rate Senior Secured Notes due 2021	(9)	(9)	(27)	(27)
5.125% Senior Secured Notes due 2023	(21)	(21)	(62)	(62)
7.000% Senior Notes due 2024	(14)	(14)	(42)	(42)
Pactiv Notes:
7.950% Debentures due 2025	(6)	(6)	(17)	(17)
8.375% Debentures due 2027	(5)	(5)	(13)	(13)
Lease liabilities	(6)	—	(20)	—
Amortization of:
Transaction costs	(4)	(4)	(12)	(12)
Embedded derivatives	2	2	5	5
Net loss in fair value of derivatives	—	—	—	(25)
Loss on extinguishment of debt(a)	—	—	—	(3)
Other	(2)	(1)	(4)	(4)
Financial expenses	(163)	(156)	(491)	(489)
Net financial income (expenses)	(65)	(24)	(306)	(452)

(a)
The 2018 loss on extinguishment of debt included $3 million of redemption premiums related to the repayment of $300 million aggregate principal amount of the outstanding 6.875% Senior Secured Notes due 2021.

Refer to note 12 for information on the Group’s borrowings.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

9.    Income tax

Reconciliation of income tax expense

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2019	2018	2019	2018
Profit (loss) before income tax	64	264	258	280
Income tax using the New Zealand tax rate of 28%	(18)	(74)	(73)	(78)
Effect of tax rates in foreign jurisdictions	(6)	10	(1)	12
Non-deductible expenses and permanent differences	(5)	(4)	(12)	(7)
Foreign tax credit	57	—	57	—
Withholding tax	(1)	—	(4)	(2)
Change in unrecognized deferred tax assets	(20)	(9)	(35)	(7)
Over (under) provided in prior periods	—	(6)	—	(6)
Tax uncertainties	(1)	—	(1)	—
Legislative changes	1	1	—	13
Other	—	—	(2)	(3)
Total income tax (expense) benefit	7	(82)	(71)	(78)

The effective tax rates for the three and nine month periods ended September 30, 2019 and 2018 represent the Group’s estimate of the effective rates expected to be applicable for the respective full fiscal years, adjusted for any discrete events which are recorded in the period that they occur.

The period-over-period changes in the effective tax rate reflect (i) a tax benefit for refunds associated with foreign tax credits (ii) no tax benefit for certain impairment charges and (iii) the mix of book income and losses taxed at varying rates among the jurisdictions in which the Group operates.

During the three month period ended September 30, 2019, the Group amended prior years federal income tax returns to claim a foreign tax credit in lieu of a foreign tax deduction. A current tax benefit of $57 million has been recognized for the resulting refund claim. The related receivable has been recorded in other non-current receivables.

In addition to the above amounts, for the three and nine month periods ended September 30, 2019, the Group has recognized tax benefit of $30 million and $1 million, respectively, directly in other comprehensive income (three and nine month periods ended September 30, 2018: tax expense of $34 million and $108 million, respectively).

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2019	2018	2019	2018
Cost of sales	118	92	345	285
Selling, marketing & distribution	—	—	1	—
General and administration expenses	4	2	11	7
Discontinued operations	9	6	27	19
Total depreciation expense	131	100	384	311

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2019	2018	2019	2018
Cost of sales	10	10	31	31
General and administration expenses	42	41	126	134
Discontinued operations	4	4	12	11
Total amortization expense	56	55	169	176

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

11.    Inventories

(In $ million)	As of September 30, 2019	As of December 31, 2018
Raw materials and consumables(a)	343	392
Work in progress(a)	192	200
Finished goods(a)	786	724
Engineering and maintenance materials	119	123
Provision against inventories	(27)	(28)
Total inventories	1,413	1,411

(a)	Amounts as of December 31, 2018 have been revised to correct immaterial classification errors.

During the three and nine month periods ended September 30, 2019, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $1.0 billion and $3.1 billion, respectively (three and nine month periods ended September 30, 2018: $1.1 billion and $3.3 billion, respectively).

During the three and nine month periods ended September 30, 2019, the raw materials elements of inventories recognized in discontinued operations in the statements of comprehensive income as a component of cost of sales totaled less than $0.1 billion and approximately $0.2 billion, respectively (three and nine month periods ended September 30, 2018: $0.1 billion and $0.2 billion, respectively).

12.    Borrowings

As of September 30, 2019, the Group was in compliance with all of its covenants.
The Group’s borrowings are detailed below.

(In $ million)	As of September 30, 2019	As of December 31, 2018
Securitization Facility	420	420
Credit Agreement	3,489	3,528
Reynolds Notes:
Reynolds Senior Secured Notes:
5.750% Senior Secured Notes due 2020	3,137	3,137
6.875% Senior Secured Notes due 2021	345	345
Floating Rate Senior Secured Notes due 2021	750	750
5.125% Senior Secured Notes due 2023	1,600	1,600
Reynolds Senior Notes:
7.000% Senior Notes due 2024	800	800
Pactiv Notes:
7.950% Debentures due 2025	276	276
8.375% Debentures due 2027	200	200
Other	15	20
Total principal amount of borrowings	11,032	11,076
Transaction costs	(46)	(59)
Embedded derivatives	19	23
Original issue discounts, net of premiums	(5)	(5)
Less:
Finance leases classified as lease liabilities	(15)	—
Carrying value	10,985	11,035

Current borrowings	454	455
Non-current borrowings	10,531	10,580
Total borrowings	10,985	11,035

12.1        Securitization Facility

The $600 million securitization facility (the “Securitization Facility”) matures on March 22, 2022. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables. The Securitization Facility is secured by all of the assets of the borrower, which are primarily the eligible trade receivables and cash. The terms of the arrangement do not result in the derecognition of the trade receivables by the Group. The Securitization Facility has an interest rate equal to one-month LIBOR with a 0.0% floor, plus a margin of 1.75% per annum.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

12.2        Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated August 5, 2016 (the “Credit Agreement”). The Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of September 30, 2019 (in million)	Applicable interest rate as of September 30, 2019
Term Tranches
U.S. Term Loans	$	February 5, 2023		3,224	LIBOR (floor of 0.000%) + 2.750%
European Term Loans	€	February 5, 2023		243	EURIBOR (floor of 0.000%) + 3.250%
Revolving Tranche(1)
U.S. Revolving Loans	$	August 5, 2021	302	55	—

(1)	The Revolving Tranche was utilized in the form of letters of credit.

Indebtedness under the Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the principal amount of the term loans outstanding on February 7, 2017. The borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments were due in 2018 for the year ended December 31, 2017 or are due in 2019 for the year ended December 31, 2018.

The guarantee and security arrangements and covenants under the Credit Agreement are unchanged from December 31, 2018.

12.3        Reynolds Notes

The maturity and interest payment dates of the Group’s outstanding borrowings as of September 30, 2019 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (New Zealand) Limited (together, the “Reynolds Notes Issuers”) are summarized below:

	Maturity date	Interest payment dates
5.750% Senior Secured Notes due 2020	October 15, 2020	April 15 and October 15
6.875% Senior Secured Notes due 2021	February 15, 2021	February 15 and August 15
Floating Rate Senior Secured Notes due 2021(1)	July 15, 2021	January 15, April 15, July 15 and October 15
5.125% Senior Secured Notes due 2023(2)	July 15, 2023	January 15 and July 15
7.000% Senior Notes due 2024	July 15, 2024	January 15 and July 15

(1)
The Floating Rate Senior Secured Notes due 2021 have an interest rate equal to three-month U.S. LIBOR plus 3.500% reset quarterly. In July 2016, the Group entered into an interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is 4.670% from October 15, 2016.

(2)	$250 million aggregate principal amount of 5.125% Senior Secured Notes due 2023 were issued at an issue price of 103.500%.

On February 15, 2018, the Group repaid $300 million aggregate principal amount of the outstanding 6.875% Senior Secured Notes due 2021 at a redemption price of 101.146% plus accrued and unpaid interest.

Refer to note 8 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.

Assets pledged as security for borrowings

The shares in Beverage Packaging Holdings I Limited ("BP I") (a wholly owned subsidiary of the Company) have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, the Company, BP I and certain subsidiaries of BP I have pledged substantially all of their assets as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the Reynolds Notes are unchanged from December 31, 2018.

12.4    Pactiv Notes

The maturity and interest payment dates of the Group’s outstanding borrowings as of September 30, 2019 issued by Pactiv LLC are summarized as follows:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

	Maturity date	Semi-annual interest payment dates
7.950% Debentures due 2025	December 15, 2025	June 15 and December 15
8.375% Debentures due 2027	April 15, 2027	April 15 and October 15

On January 15, 2018, the Group repaid upon maturity all of the $16 million aggregate principal amount outstanding of the 6.400% Notes due 2018 plus accrued and unpaid interest.

The guarantee arrangements, indenture restrictions and redemption terms for the Pactiv Notes are unchanged from December 31, 2018.

12.5    Other

As of September 30, 2019, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of September 30, 2019, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other, as of December 31, 2018, also included finance lease obligations of $19 million. As of September 30, 2019, these lease arrangements are now included in lease liabilities.

13.    Related parties

The nature of the Group’s related party relationships, balances and transactions as of and for the three and nine month periods ended September 30, 2019 are consistent with the information presented in note 20 of the Group’s annual consolidated financial statements for the year ended December 31, 2018.

14.    Contingencies

Management fee

The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring, and advising fees (the “Management Fee”) of up to 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year.

The Credit Agreement permits the Group to pay an additional Management Fee of up to $22 million in respect of the 2009 and 2010 financial years. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee of up to $22 million.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness (refer to note 12 for additional information).

Other matters

The Group is party to litigation, legal proceedings and tax examinations arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of September 30, 2019, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of September 30, 2019, the Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.

15.    Condensed consolidating guarantor financial information

Certain of the Group’s subsidiaries have guaranteed the Group’s obligations under the Reynolds Notes (as defined in note 12).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of September 30, 2019 and December 31, 2018 and the related statements of comprehensive income for the three and nine month periods ended September 30, 2019 and 2018 and statements of cash flows for the nine month periods ended September 30, 2019 and 2018 of:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Notes Issuers (as defined in note 12);

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)
Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Reynolds Notes Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statements of comprehensive income for the three and nine month periods ended September 30, 2019 and 2018, the condensed consolidating statements of cash flows for the nine month periods ended September 30, 2019 and 2018, and the condensed consolidating statements of financial position as of September 30, 2019 and December 31, 2018 reflect the current guarantor structure of the Group.

The presentation of certain items in prior periods has changed to conform to current year presentation related to discontinued operations.

Each guarantor subsidiary is 100% owned by the Parent. The notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed consolidating statements of comprehensive income, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of comprehensive income, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in note 2 and the annual financial statements for the year ended December 31, 2018 and comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

Condensed consolidating statement of comprehensive income

	For the three month period ended September 30, 2019
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,248	201	(41)	2,408
Cost of sales	—	—	(1,797)	(168)	41	(1,924)
Gross profit	—	—	451	33	—	484
Net other income (expenses) and share of equity method earnings, net of income tax	77	—	(24)	(86)	(65)	(98)
Selling, marketing and distribution expenses	—	—	(56)	(5)	—	(61)
General and administration expenses	—	—	(188)	(8)	—	(196)
Profit (loss) from operating activities	77	—	183	(66)	(65)	129
Financial income	(5)	159	69	13	(138)	98
Financial expenses	(1)	(101)	(190)	(9)	138	(163)
Net financial income (expenses)	(6)	58	(121)	4	—	(65)
Profit (loss) from continuing operations before income tax	71	58	62	(62)	(65)	64
Income tax (expense) benefit	—	(13)	20	—	—	7
Profit (loss) from continuing operations	71	45	82	(62)	(65)	71
Profit (loss) from discontinued operations, net of income tax	(31)	—	(31)	6	25	(31)
Profit (loss) for the period	40	45	51	(56)	(40)	40
Total other comprehensive income (loss), net of income tax	(154)	—	(139)	(18)	157	(154)
Total comprehensive income (loss)	(114)	45	(88)	(74)	117	(114)

Profit (loss) attributable to:
Equity holder of the Group - continuing operations	71	45	82	(62)	(65)	71
Equity holder of the Group - discontinued operations	(31)	—	(31)	6	25	(31)
	40	45	51	(56)	(40)	40

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(55)	45	(29)	(52)	36	(55)
Equity holder of the Group - discontinued operations	(59)	—	(59)	(22)	81	(59)
	(114)	45	(88)	(74)	117	(114)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

Condensed consolidating statement of comprehensive income

	For the nine month period ended September 30, 2019
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	6,747	618	(122)	7,243
Cost of sales	—	—	(5,396)	(519)	122	(5,793)
Gross profit	—	—	1,351	99	—	1,450
Net other income (expenses) and share of equity method earnings, net of income tax	187	—	59	(110)	(258)	(122)
Selling, marketing and distribution expenses	—	—	(173)	(14)	—	(187)
General and administration expenses	—	—	(546)	(31)	—	(577)
Profit (loss) from operating activities	187	—	691	(56)	(258)	564
Financial income	4	470	92	48	(429)	185
Financial expenses	(4)	(304)	(577)	(35)	429	(491)
Net financial income (expenses)	—	166	(485)	13	—	(306)
Profit (loss) from continuing operations before income tax	187	166	206	(43)	(258)	258
Income tax (expense) benefit	—	(37)	(6)	(28)	—	(71)
Profit (loss) from continuing operations	187	129	200	(71)	(258)	187
Profit (loss) from discontinued operations, net of income tax	(2)	—	(2)	24	(22)	(2)
Profit (loss) for the period	185	129	198	(47)	(280)	185
Total other comprehensive income (loss), net of income tax	(51)	—	(39)	(5)	44	(51)
Total comprehensive income (loss)	134	129	159	(52)	(236)	134

Profit (loss) attributable to:
Equity holder of the Group - continuing operations	187	129	200	(72)	(258)	186
Equity holder of the Group - discontinued operations	(2)	—	(2)	24	(22)	(2)
Non-controlling interests	—	—	—	1	—	1
	185	129	198	(47)	(280)	185

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	159	129	184	(53)	(260)	159
Equity holder of the Group - discontinued operations	(25)	—	(25)	1	24	(25)
	134	129	159	(52)	(236)	134

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

Condensed consolidating statement of financial position

	Balance as of September 30, 2019
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	3	738	108	—	849
Trade and other receivables, net	—	—	78	985	—	1,063
Inventories	—	—	1,323	90	—	1,413
Inter-group receivables	—	1,309	20	2	(1,331)	—
Assets held for sale	—	—	565	248	—	813
Other assets	—	6	96	12	—	114
Total current assets	—	1,318	2,820	1,445	(1,331)	4,252
Investments in subsidiaries	1,567	—	917	—	(2,484)	—
Property, plant and equipment	—	—	3,023	212	—	3,235
Intangible assets	—	—	8,450	121	—	8,571
Inter-group receivables	15	6,044	1,259	217	(7,535)	—
Other assets	312	155	163	41	—	671
Total non-current assets	1,894	6,199	13,812	591	(10,019)	12,477
Total assets	1,894	7,517	16,632	2,036	(11,350)	16,729
Liabilities
Trade and other payables	23	124	816	87	—	1,050
Borrowings	—	—	36	418	—	454
Lease liabilities	—	—	73	6	—	79
Inter-group payables	—	19	1,311	1	(1,331)	—
Liabilities directly associated with assets held for sale	—	—	93	93	—	186
Other liabilities	—	—	207	25	—	232
Total current liabilities	23	143	2,536	630	(1,331)	2,001
Borrowings	—	6,610	3,921	—	—	10,531
Lease liabilities	—	—	276	19	—	295
Inter-group liabilities	121	498	6,267	649	(7,535)	—
Other liabilities	—	35	2,065	47	—	2,147
Total non-current liabilities	121	7,143	12,529	715	(7,535)	12,973
Total liabilities	144	7,286	15,065	1,345	(8,866)	14,974
Net assets	1,750	231	1,567	691	(2,484)	1,755
Equity
Equity attributable to equity holder of the Group	1,750	231	1,567	686	(2,484)	1,750
Non-controlling interests	—	—	—	5	—	5
Total equity	1,750	231	1,567	691	(2,484)	1,755

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

Condensed consolidating statement of cash flows

	For the nine month period ended September 30, 2019
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(31)	(284)	818	58	51	612

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(431)	(32)	—	(463)
Proceeds from sale of property, plant and equipment and other assets	—	—	18	3	—	21
Disposal of businesses, net of cash disposed	—	—	(2)	(2)	—	(4)
Net related party (advances) repayments	—	268	(2)	(4)	(262)	—
Related party interest received	—	19	32	—	(51)	—
Proceeds from related party loan repayment	5	—	—	—	—	5
Other	—	—	5	—	—	5
Net cash from (used in) investing activities	5	287	(380)	(35)	(313)	(436)

Cash flows from (used in) financing activities
Repayment of borrowings	—	—	(27)	—	—	(27)
Repayment of lease liabilities	—	—	(52)	(6)	—	(58)
Net related party borrowings (repayments)	26	—	(264)	(24)	262	—
Other	—	—	—	(1)	—	(1)
Net cash from (used in) financing activities	26	—	(343)	(31)	262	(86)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

Condensed consolidating statement of comprehensive income

	For the three month period ended September 30, 2018
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,353	233	(50)	2,536
Cost of sales	—	—	(1,875)	(194)	50	(2,019)
Gross profit	—	—	478	39	—	517
Net other income (expenses) and share of equity method earnings, net of income tax	180	—	126	(4)	(314)	(12)
Selling, marketing and distribution expenses	—	—	(57)	(5)	—	(62)
General and administration expenses	—	—	(142)	(13)	—	(155)
Profit (loss) from operating activities	180	—	405	17	(314)	288
Financial income	7	246	17	13	(151)	132
Financial expenses	(5)	(100)	(192)	(10)	151	(156)
Net financial income (expenses)	2	146	(175)	3	—	(24)
Profit (loss) from continuing operations before income tax	182	146	230	20	(314)	264
Income tax (expense) benefit	—	(33)	(45)	(4)	—	(82)
Profit (loss) from continuing operations	182	113	185	16	(314)	182
Profit (loss) from discontinued operations, net of income tax	17	—	17	3	(20)	17
Profit (loss) for the period	199	113	202	19	(334)	199
Total other comprehensive income (loss), net of income tax	98	—	104	11	(115)	98
Total comprehensive income (loss)	297	113	306	30	(449)	297

Profit (loss) attributable to:
Equity holder of the Group - continuing operations	182	113	185	16	(314)	182
Equity holder of the Group - discontinued operations	17	—	17	3	(20)	17
	199	113	202	19	(334)	199

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	289	113	298	36	(447)	289
Equity holder of the Group - discontinued operations	8	—	8	(6)	(2)	8
	297	113	306	30	(449)	297

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

Condensed consolidating statement of comprehensive income

	For the nine month period ended September 30, 2018
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	6,872	714	(122)	7,464
Cost of sales	—	—	(5,535)	(597)	122	(6,010)
Gross profit	—	—	1,337	117	—	1,454
Net other income (expenses) and share of equity method earnings, net of income tax	195	—	74	(8)	(300)	(39)
Selling, marketing and distribution expenses	—	—	(174)	(14)	—	(188)
General and administration expenses	—	—	(456)	(39)	—	(495)
Profit (loss) from operating activities	195	—	781	56	(300)	732
Financial income	13	377	61	39	(453)	37
Financial expenses	(7)	(327)	(578)	(30)	453	(489)
Net financial income (expenses)	6	50	(517)	9	—	(452)
Profit (loss) from continuing operations before income tax	201	50	264	65	(300)	280
Income tax (expense) benefit	—	(10)	(53)	(15)		(78)
Profit (loss) from continuing operations	201	40	211	50	(300)	202
Profit (loss) from discontinued operations, net of income tax	29	—	29	(6)	(23)	29
Profit (loss) for the period	230	40	240	44	(323)	231
Total other comprehensive income (loss), net of income tax	285	—	301	9	(310)	285
Total comprehensive income (loss)	515	40	541	53	(633)	516

Profit (loss) attributable to:
Equity holder of the Group - continuing operations	201	40	211	49	(300)	201
Equity holder of the Group - discontinued operations	29	—	29	(6)	(23)	29
Non-controlling interests	—	—	—	1	—	1
	230	40	240	44	(323)	231

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	519	40	545	91	(676)	519
Equity holder of the Group - discontinued operations	(4)	—	(4)	(39)	43	(4)
Non-controlling interests	—	—	—	1	—	1
	515	40	541	53	(633)	516

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

Condensed consolidating statement of financial position

	Balance as of December 31, 2018
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	663	120	—	783
Trade and other receivables, net	—	—	98	1,023	—	1,121
Inventories	—	—	1,270	141	—	1,411
Inter-group receivables	—	985	28	1	(1,014)	—
Assets held for sale	—	—	5	—	—	5
Other assets	—	11	80	17	—	108
Total current assets	—	996	2,144	1,302	(1,014)	3,428
Investments in subsidiaries	1,408	—	895	—	(2,303)	—
Property, plant and equipment	—	—	2,714	307	—	3,021
Intangible assets	—	—	8,921	301	—	9,222
Inter-group receivables(a)	8	6,301	1,499	245	(8,053)	—
Other assets	328	29	109	41	—	507
Total non-current assets	1,744	6,330	14,138	894	(10,356)	12,750
Total assets	1,744	7,326	16,282	2,196	(11,370)	16,178
Liabilities
Trade and other payables	33	119	832	179	—	1,163
Borrowings	—	—	36	419	—	455
Inter-group payables	—	13	985	16	(1,014)	—
Other liabilities	3	—	234	29	—	266
Total current liabilities	36	132	2,087	643	(1,014)	1,884
Borrowings	—	6,604	3,976	—	—	10,580
Inter-group liabilities(a)	91	490	6,798	674	(8,053)	—
Other liabilities	—	6	2,013	69	—	2,088
Total non-current liabilities	91	7,100	12,787	743	(8,053)	12,668
Total liabilities	127	7,232	14,874	1,386	(9,067)	14,552
Net assets	1,617	94	1,408	810	(2,303)	1,626
Equity
Equity attributable to equity holder of the Group	1,617	94	1,408	801	(2,303)	1,617
Non-controlling interests	—	—	—	9	—	9
Total equity	1,617	94	1,408	810	(2,303)	1,626

(a)	Amounts as of December 31, 2018 have been revised to correct immaterial classification errors.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

Condensed consolidating statement of cash flows

	For the nine month period ended September 30, 2018
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(22)	(296)	646	34	185	547

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(389)	(33)	—	(422)
Proceeds from sale of property, plant and equipment and other assets	—	—	3	1	—	4
Disposal of businesses, net of cash disposed	—	—	119	(1)	—	118
Net related party (advances) repayments	—	429	(51)	(54)	(324)	—
Related party interest received	—	167	18	—	(185)	—
Other	—	—	3	2	—	5
Net cash from (used in) investing activities	—	596	(297)	(85)	(509)	(295)

Cash flows from (used in) financing activities
Repayment of borrowings	—	(300)	(43)	—	—	(343)
Net related party borrowings (repayments)	22	—	(375)	29	324	—
Other	—	—	(2)	(2)	—	(4)
Net cash from (used in) financing activities	22	(300)	(420)	27	324	(347)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2019

16.    Subsequent events

On October 16, 2019, the Group issued a notice of redemption for the $345 million remaining outstanding aggregate principal amount of 6.875% Senior Secured Notes due 2021 to be repaid on November 15, 2019 at a redemption price of 100.000% plus accrued and unpaid interest.

There have been no other events subsequent to September 30, 2019 which would require accrual or disclosure in these interim unaudited condensed consolidated financial statements.